UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE TO/A
                        SCHEDULE 13E-3/A

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
             of the Securities Exchange Act of 1934
                       (Amendment No. 2)

   Decade Companies Income Properties   A Limited Partnership
               (Name of Subject Company (Issuer))

                     Jeffrey L. Keierleber
          (Name of Filing Person (Issuer and Offeror))

                 Limited Partnership Interests
                 (Title of Class of Securities)

                              n/a
             (CUSIP Number of Class of Securities)

                     Jeffrey L. Keierleber
               Decade Companies Income Properties
                     250 Patrick Boulevard
                           Suite 140
                Brookfield, Wisconsin 53045-5864

                            Copy to:
                    Walter J. Skipper, Esq.
                      Quarles & Brady LLP
                   411 East Wisconsin Avenue
                   Milwaukee, Wisconsin 53202

(Names and addresses of persons authorized to receive notices and communications on behalf of the persons filing statement)

     Check this box is the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     X    third-party tender offer subject to Rule 14d-1.
          issuer tender offer subject to Rule 13e-4.
     X    going-private transaction subject to Rule 13e-3.
          amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:

                          SCHEDULE TO/A

     This Amendment No. 2 to Schedule TO/13E-3 amends the Schedule TO/13E-3 originally filed by Jeffrey L. Keierleber. This Amendment No. 2 to Schedule TO/13E-3 relates to the offer of Decade Companies Income Properties - A Limited Partnership, a limited partnership organized in the State of Wisconsin (the "Partnership) and Jeffrey
L. Keierleber (an affiliate of the Partnership and its General Partner) ("Keierleber) to purchase, in the aggregate, up to 7,700 Limited Partnership Interests (the "Interests"), at a price of $895.00 per Interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 8, 2002 (the "Offer to Purchase") and in the related Letter of Acceptance (which together constitute the "Offer"). Amendment No. to the Offer to Purchase dated May 1, 2002 ("Amendment No. 1") will be sent to all Limited Partners of the Partnership. Amendment No. 1 is filed with this Amendment No. 2 to Schedule TO/13E-3 as Exhibit (a)(1)(D).

     The Offer is subject to the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal.
Except as amended hereby, the Schedule TO/13E-3 filed by the Partnership on April 8, 2001 remains in effect.

     The Schedule TO/13E-3 is hereby amended as follows:

Item 4.        Terms of the Transaction

     The information set forth in the Offer to Purchase under "The Offer - Introduction - Certain Effects of the Offer," "The Offer - Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights," "The Offer Certain Federal Income Tax Consequences," "The
Offer Procedure for Tendering Interests," "The Offer Withdrawal Rights," "The Offer Certain Conditions of the Offer" is hereby amended by the information in Amendment No. 1 under "Update on Payment of Purchase Price," "Withdrawal Rights," "Conditions of the Offer," "Effects of the Offer" and "Fairness of the Transaction," which is incorporated herein by reference.

Item 10.  Financial Statements

     The Offer to Purchase is hereby amended by the information in Amendment No. 1 under "Summary of Financial Information," which is incorporated herein by reference.

Item 11.  Additional Information

     The information set forth in the Offer to Purchase and Letter of Acceptance is hereby amended by the additional information in Amendment No. 1, which is incorporated herein by reference.

Item 12.  Exhibits

     (a)(1)(D) Amendment No. 1 to the Offer to Purchase dated May
               1, 2002

     (a)(1)(E) Cover Letter to Limited Partners dated May 1, 2002

     (c)(1)     Appraisal Report dated April 8, 2002 for Pelican
                Sound Apartments

     (c)(2)     Appraisal Report dated April 8, 2002 for Town
                Place Apartments

     (c)(3)     Fairness Opinion dated April 23, 2002 from The
                Valuations Group

Item 13.  Information Required by Schedule 13e-3

(b) Purposes, Alternatives, Reasons and Effects. The information set forth in the Offer to Purchase under "The
     Offer Introduction Certain Effects of the Offer" is hereby amended by the information contained in Amendment No. 1 under "Effects of the Offer" which is incorporated herein by reference.

(b Reports, Opinions, Appraisals and Negotiations. The information set forth in the Offer to Purchase under "The Offer Introduction Determination of the Purchase Price" and "The Offer Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights" is hereby supplemented by the information in Amendment No. 1 under "Appraisal of Property" and "Fairness Opinion" which is incorporated herein by reference.

(d) Fairness of the Going-Private Transaction. The information set forth in the Offer to Purchase under "The Offer - Introduction - Determination of the Purchase Price" and "The Offer - Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approval Required; No Appraisal Rights" is hereby supplemented by the information in Amendment No. 1 under "Update on Unaffiliated March 2002 Tender Offer" and "Fairness of the Transaction" which is incorporated herein by reference.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO/13E-3 is true, complete and correct.

Date: May 1, 2002



                              By:   /s/ Jeffrey L. Keierleber
                                      Jeffrey L. Keierleber

[Item 12. Exhibits (a)(1)(D)]

AMENDMENT NO. 1 TO THE OFFER TO PURCHASE



May 1, 2002

To all Limited Partners of Decade Companies Income Properties - A
Limited Partnership ("DCIP"):

INTRODUCTION:

As we approach the tender offer expiration date, May 7, 2002, and in addition to the information set forth in the Offer to Purchase dated April 8, 2002 and the related Letter of Acceptance (collectively, the "Offer"), all limited partners of Decade Companies Income Properties (the "Partnership" or "DCIP") are urged to carefully consider the following information in this letter in deciding whether to tender their Limited Partnership Interests ("Interests"). This letter amends the Offer and provides additional information you should consider.

We are sending you this letter to update you on important information concerning:

     Extension of the Expiration Date from May 7, 2002 to May 10,
2002
     Appraisals of the two remaining DCIP properties
     Receipt of a Fairness Opinion as to the $895 per Interest
Purchase Price
     Completion of certain Wisconsin filings
     Additional information concerning an unsolicited, lower priced offer by an unaffiliated party
     Additional information concerning payment of the purchase price, withdrawal rights, conditions of the offer and a summary of financial information.

The Partnership invites its limited partners to tender their Interests at $895 per Interest and urges limited partners to review the information contained in the original Offer to Purchase, the Letter of Acceptance and in this letter.

EXTENSION OF THE OFFER

The Expiration Date is extended from 12:00 p.m., midnight, Milwaukee time on May 7, 2002 to 12:00 p.m., midnight, Milwaukee time on May 10, 2002, unless the Offerors extend the Offer and, in such event, the "Expiration Date" will be the latest time and date on which the Offer, as so extended, will expire. If the Expiration Date is extended, Limited Partners will be notified.

WISCONSIN FILINGS COMPLETED

As noted in the Offer to Purchase, the Offerors were required to make certain filings with the Department of Financial Institutions of the State of Wisconsin and have requested an exemption from certain filing requirements under Wis. Stat. Chapter 552. The Offerors made the required filings, and a request for certain exemptions with the Wisconsin Department of Financial Institutions, Division of Securities. On April 19, 2002, we received the requested exemption order and confirmation that the Wisconsin Division of Securities will not object to the terms of the Offer. The State of Wisconsin has not passed on and does not opine on the terms or the fairness of the Offer.

APPRAISAL OF PROPERTIES -- PELICAN SOUND AND TOWN PLACE

In order to provide limited partners with information on the value of its remaining holdings, the Partnership has obtained appraisals of its two Apartments. The appraisals were performed by an independent appraiser, Riggins, Atkinson, Combs & Associates, Inc. ("Riggins, Atkinson"). The appraiser was selected on the basis of its general qualifications and cost. Riggins, Atkinson is a Florida certified general real estate appraiser. Riggins, Atkinson previously performed similar services for the Partnership and for other partnerships sponsored by the General Partner and its affiliates. However, there is no material relationship between (i) the appraiser, its affiliates and representatives, and (ii) the Partnership, Jeffrey Keierleber or their affiliates. No limitations were imposed on the scope of the investigation of the appraiser for either appraisal; however, it was agreed that the cost approach would not be used because of time constraints. The appraisals are filed as exhibits with the Schedule T0 filings made by the Partnership and Jeffrey Keierleber with the SEC. The appraisals will be made available for inspection and copying at the principal offices of the Partnership during its normal business hours. Limited Partners may also request a copy of the appraisal at no cost, in writing, addressed to the Partnership at its offices.

April 2002 Appraisal of Pelican Sound

Riggins, Atkinson appraised this property at $19,000,000 as of April 8, 2002. In preparing the appraisal, Riggins, Atkinson utilized two basic techniques for estimating market value: income capitalization, and sales comparison, each of which derived a different value. The results of these two approaches are

     Sales Comparison         $19,000,000
     Income Capitalization    $19,300,000

     These approaches were then reconciled to a final estimate of value of $19,000,000.

     The income capitalization approach is based upon the premise that a prudent investor would pay no more for the subject property than for another investment with similar risk and return characteristics. The income capitalization approach converts anticipated benefits to be derived from the ownership of property into a value estimate. Anticipated future income and/or reversions are discounted to a present worth figure through the capitalization process. This approach is based on the premise that income producing real estate is typically purchased as an investment, and that from the investor's point of view earning power is the critical element affecting property value. An investor who purchases income producing property is essentially trading present dollars for the right to receive future dollars. This approach focuses on how change affects the value of income producing properties. The income capitalization approach provides a value indication by converting these anticipated future benefits and the various accompanying changes into a current value. This conversion process can be accomplished by either direct or yield capitalization methods. This amount is capitalized at a rate that should reflect the risk to the investor and the amount of income necessary to support debt service or the mortgage requirement. Riggins, Atkins used three rent comparable properties for its analysis using the income capitalization approach.

     The sales comparison approach estimates value based on comparison to prices paid in actual market transactions for similar properties. The primary factors used in finding similar properties were age and quality of the properties, the date of sale and the location. Riggins, Atkins found eight comparable sales in its research and cited to four within its report. The Appraisal report contains additional information on properties which were determined to be comparable. Adjustments were then made for differences in terms of the sale, financing, market conditions, and physical and economic characteristics. This approach is based on the principle of substitution, which implies that a prudent investor will not pay more to buy a property than it would cost to buy a comparable substitute property in a similar location. Using this approach, Riggins, Atkinson opined that an estimated market value would be based on $73.00 a square foot, $16,000 a room and $51,000 a Unit.

     Utilizing these techniques, the appraiser concluded $19,000,000 was the fair value of Pelican Sound. There can be no assurances that Pelican Sound will sell for an amount equal to, or greater than, the appraised amount. Each technique or approach to value has its strengths and weaknesses, depending to a large extent on the type of property being appraised and the quality of available data.

     The appraiser's underlying analysis, supporting documents and additional information on each of the two valuation approaches is set forth in the Appraisal report, which is available for inspection and copying upon request. For further information on the sales comparison approach, Limited Partners should review the section of the Appraisal captioned "Sales Comparison Approach." For information on the income capitalization approach, including the estimates and assumptions thereunder, including the discount rate, Limited Partners should review the section of the Appraisal captioned "Income Capitalization Approach."

     This value is consistent with the Offerors' estimate of the property as described in the Offer to Purchase.

April 2002 Appraisal of Town Place

     Riggins, Atkinson appraised the property at $11,500,000 as of April 8, 2002. In preparing the appraisal, Riggins, Atkinson utilized two basic techniques for estimating market value: income capitalization, and sales comparison, each of which derived a different value. The results of these two approaches are

     Sales Comparison         $11,500,000
     Income Capitalization    $11,300,000

     These approaches were then reconciled to a final estimate of value of $11,500,000. In calculating its final estimate, Riggins, Atkinson stated that the sales comparison and income capitalization approaches indicate similar value conclusions and are supported by market evidence.

     The income capitalization approach is based upon the premise that a prudent investor would pay no more for the subject property than for another investment with similar risk and return characteristics. The income capitalization approach converts anticipated benefits to be derived from the ownership of property into a value estimate. Anticipated future income and/or reversions are discounted to a present worth figure through the capitalization process. This approach is based on the premise that income producing real estate is typically purchased as an investment, and that from the investor's point of view earning power is the critical element affecting property value. An investor who purchases income producing real estate is essentially trading present dollars for the right to receive future dollars. This approach focuses on how change affects the value of income producing properties. The income capitalization approach provides a value indication by converting these anticipated future benefits and the various accompanying changes into a current value. This conversion process can be accomplished by either direct or yield capitalization methods. This amount is capitalized at a rate that should reflect the risk to the investor and the amount of income necessary to support debt service or the mortgage requirement. Riggins, Atkins used three rent comparable properties for its analysis using the income capitalization approach.

     The sales comparison approach estimates value based on comparison to prices paid in actual market transactions for similar properties. The Appraisal report contains additional information on properties which were determined to be comparable. Riggins, Atkins found eight comparable sales in its search and cited to four within the Appraisal report. Adjustments were then made for differences in terms of the sale, financing, market conditions, and physical and economic characteristics. This approach is based on the principle of substitution, which implies that a prudent investor will not pay more to buy a property than it would cost to buy a comparable substitute property in a similar location. Using this approach, Riggins, Atkins opined that an estimated market value would be based on $57.00 a square foot, $13,500 a room and $48,000 a Unit.

     Utilizing these techniques, the appraiser concluded $11,500,000 was the fair value of Town Place. There can be no assurances that Town Place will sell for an amount equal to, or greater than, the appraised amount. Each technique or approach to value has its strengths and weaknesses, depending to a large extent on the type of property being appraised and the quality of available data.

     The appraiser's underlying analysis, supporting documents and additional information on each of the two valuation approaches is set forth in the Appraisal report, which is available for inspection and copying upon request. For further information on the market or sales comparison, Limited Partners should review the section of the Appraisal captioned "Sales Comparison Approach." For information on the income capitalization approach, including the estimates and assumptions thereunder, including the discount rate, Limited Partners should review the section of the Appraisal captioned "Income Capitalization Approach."

FAIRNESS OPINION TO THE OFFERORS

     The Offerors have obtained a fairness opinion from The
Valuations Group which is attached as Exhibit A.

     In April 2002, the Partnership asked The Valuations Group to deliver an opinion in connection with the fairness of the Purchase Price. The Partnership selected The Valuations Group for its familiarity and experience with valuing limited partnership interests, its independence from the Offerors and the price and scheduling terms on which it agreed to perform its services. The Valuations Group regularly values real estate limited partnerships. Mr. Phelan, an officer who directed The Valuation Groups efforts, has over 15 years experience with real estate limited partnerships and provides more than 400 valuations annually. The Valuations Group provided a similar opinion for the Partnership's October 1996 tender offer. There has been no material relationship between (i) The Valuations Group, and (ii) the Offerors or their affiliates at any time during the past two years. The Offerors placed no limits on the scope of analysis and investigation and no deadline was set by which it had to complete its analysis, but it did request The Valuations Group review matters at its first and earliest convenience. In April 2002 the Partnership was orally informed, and on April 23, 2002, it confirmed in writing, that on such date The Valuations Group concluded that $895 per Interest was fair to Limited Partners from a financial point of view. The Offerors originally determined the Purchase Price of $895 per Interest. The Valuations Group's opinion is not required to be updated after the date of this Offer to take account of any material developments, if any, which may thereafter occur or may come to its attention. A copy of the written opinion dated as of April 23, 2002 is attached hereto as Exhibit A. The written opinion will also be made available for inspection and copying at the principal offices of the Partnership during its normal business hours. Limited Partners are urged to read this opinion in its entirety.

     In rendering its opinion, The Valuations Group relied, in part, without independent verification, on the accuracy and completeness of all appraisal, financial and other information provided to it by the Offerors. The Valuations Group did not make or obtain appraisals of the Partnership's assets, but relied upon the appraisals dated April 8, 2002 of the Partnership's Apartments (Pelican Sound and Town Place) and did not solicit third parties who might be interested in acquiring all or a part of the Partnership or the Apartments. The Valuations Group reviewed the appraisals and believes the key assumptions, methodology and resulting conclusions in each appraisal to be both reasonable and adequately documented.

     In reaching its conclusions about the fairness of the Offer, The Valuations Group utilized a variety of valuation techniques and performed a number of analyses of relevant information. In forming its opinion, The Valuations Group has reviewed the Partnership's recent Securities and Exchange Commission filings and data published in real estate industry publications. Prior to being engaged to provide this opinion in connection with the fairness of the Purchase Price, in November 2001 The Valuations Group prepared an independent opinion of value of the Interests for a client unrelated to the Offerors. In that opinion, The Valuations Group concluded that $623 per Interest was the fair market value for an Interest; however, The Valuations Group's current valuation based on the same methodology applied using information available as of April 23, 2002 is $848 per Interest. The difference arises principally from an increase in the value of the underlying real estate assets, as indicated by the sale of the Meadows II Apartments on January 31, 2002, from the April 2002 independent appraisals of Pelican Sound and Town Place, as well as the impact of Partnership unit repurchases which have been accretive to value. The principal methods, techniques and their outcome supporting the opinion are summarized in the following paragraphs.

     As part of the review, The Valuations Group sought information about recent sales of the Interests. The Valuations Group, based upon information from the Offerors and its own research, found that 1,046.5 Interests in the Partnership changed hands in 107 transactions. These transactions, most of which involved purchases by the Partnership and Jeffrey L. Keierleber, occurred at prices ranging from a low of $550 per Interest to a high of $600 per Interest. The offer price exceeds the range of all recent transactions presently known to The Valuations Group.

     As part of its analysis in support of its opinion, The Valuations Group derived an estimate of the Partnership's net asset value per Interest. This estimate, which The Valuations Group believes to be reasonable based on its analysis of Partnership information, represents the dollar amount in cash which could be available for distribution to the Partnership's Limited Partners, stated on a per Interest basis, if the Partnership's two remaining properties were sold at their appraised value and its outstanding liabilities were satisfied as of December 31, 2001. Net asset value per Interest is equal to appraised value plus net proceeds from the subsequent Meadows II sale, less selling costs and repayment of debt, plus net other assets (e.g., cash, receivables, less payables, etc.). This amount does not consider all of the costs of liquidating the Partnership, completing all of the filings required by the Securities and Exchange Commission or other agencies, or the costs of conducting this Offer. Based upon its analysis, The Valuations Group derived a net asset value of $1,305 per Interest. The Purchase Price of $895 per Interest, which does consider the estimated costs of liquidating the Partnership (and other related costs) and the costs of this Offer, is approximately a 32% discount to this derived net asset value.

     The Valuations Group also considered that fractional, non-controlling interests in limited partnerships typically trade at discounts to the partnership's net asset value. These discounts are often substantial and reflect investor preferences for a partnership's unique investment characteristics. The Valuations Group has applied discounts and premiums to net asset value based upon internally derived weightings which represent The Valuations Group's subjective judgment as to the relative influence of a number of key factors on the value of a non-controlling, minority interest in the Partnership. These relative influences are reflected as additions to or subtractions from net asset value and are expressed as premiums or discounts applied thereto. In deriving the applicable discount for a non-controlling, minority interest in the Partnership, The Valuations Group looked at the following factors: secondary market, liquidity and investment control, cash flow and distributions, asset type and quality, management capabilities and fee structure, market capitalization, portfolio diversification, liquidation time horizon, recent historical performance, analytical complexity, and financial leverage. Factors which figured most prominently in deriving the discount appropriate to estimate the price for a non-controlling interest in the Partnership were: (i) the low volume of secondary market trading activity involving unrelated purchasers; (ii) weak cash flow and distributions; and, (iii) uncertainty as to management's liquidation plans and future asset composition. The Valuations Group, applying the fractional interest discount approach derived a value of $848 per Interest which represents approximately a 35% discount from net asset value (a 27.5% discount for lack of marketability and control, a 2.5% discount for weak cash flow and distribution characteristics, and a 5.0% discount for uncertainty regarding the Partnership's liquidation plans and future asset composition). This level of discount is consistent with the results of the 2001 Discount Study published by Partnership Profiles, Inc. which indicated that equity partnerships reporting moderate to high debt levels and making distributions traded at an average discount of 26% during the two month period ending May 31st, 2001. The Valuations Group believes the discount spread is warranted due to substantial uncertainty regarding the Partnership's future liquidation plans as well as the Partnership's cash flow yield characteristics compared to the partnerships included in the study.

     These analyses, taken as a whole, led The Valuations Group to conclude that the offer price of $895 per Interest is fair to Limited Partners from a financial point of view. The preparation of the fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses in the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying The Valuations Group's opinion.
No partnership or transaction used in the above analysis as a comparison is identical to the Partnership or the contemplated Offer. In arriving at its fairness determination, The Valuations Group considered the results of all such analyses and did not assign any particular weight to the results of any particular analysis. The analyses were prepared for the purpose of enabling The Valuations Group to provide its opinion as to fairness and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold.

     As compensation for financial advisory services rendered in connection with the Offer, the Partnership has agreed to pay The
Valuations Group a fee of $10,000, whether or not the Offer is consummated.

ADDITIONAL TAX INFORMATION ABOUT YOUR INVESTMENTS

     At the request of Limited Partners, the Offerors will prepare a letter updating partners on the expected tax consequences of accepting the Offer, which they expect to mail in the next few days.

UPDATE ON UNAFFILIATED MARCH 2002 TENDER OFFER

     On March 11, 2002, Everest Properties II and its affiliates ("Everest") made an unsolicited offer to buy up to 200 Interests at $550 per Interest, less any cash distribution after January 31, 2002 and transfer fees. This offer is not related to the Offer to Purchase being conducted by the Partnership and Jeffrey Keierleber. Everest is not affiliated in any way with the Offerors. That offer purported to close on April 19, 2002. Everest has requested the Partnership to transfer to it certain Interests, mostly those of limited partners who already sold the Interests to others over the past few years.

UPDATE ON PAYMENT OF PURCHASE PRICE

     The Offerors intend to promptly pay for all Interests tendered in the Offer upon the Expiration Date. If the Offerors receive 7,700 Interests or less in the Offer, Limited Partners should expect to receive payment within one or two days of the expiration date. However, if the Offerors receive more than 7,700 Interests and must prorate the number of Interests accepted in the Offer, then it may take the Offerors additional time after the Expiration Date to calculate the prorated Interests to be accepted. In such event, Limited Partners should expect to receive payment within five days of the Expiration Date. For information regarding the method of proration see the section entitled "The Offer Procedure for Tendering Units Proration" in the Offer to Purchase.

WITHDRAWAL RIGHTS

     The Offer to Purchase contains a section entitled "Withdrawal Rights." That section indicates that any tenders of Interest may be withdrawn (i) at any time prior to the Expiration Date, (ii) at any time within seven days of your tender, or (iii) any time after June 7, 2002. In addition, pursuant to SEC regulations, your tender may be withdrawn if your Interests have not been accepted for exchange by the fortieth business day after the commencement of the Offer.

CONDITIONS OF THE OFFER

     The Offer to Purchase contains a section entitled "Certain Conditions of the Offers." That section discusses certain conditions under which the Offerors may not be required to accept tendered Interests, or terminate or amend the Offer. Among other conditions, the Offer to Purchase listed as condition (e), as a condition of the Offer, that there shall not have occurred any event or events that result in or may in the reasonable judgment of the Offerors result in, an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of the Partnership. We are deleting that condition.

     In the Offer to Purchase, we state that the conditions of the Offer "may be waived by the Offerors, in whole or in part, at anytime and from time to time in its reasonable discretion." However, other than any necessary regulatory approvals, all of the conditions listed in the Offer to Purchase will be waived or satisfied prior to the Expiration Date of the Offer.

EFFECTS OF THE OFFER

If the Offerors receive tenders of all 7,700 Interests pursuant to the Offer, the effects of the Offer on the General Partner's and Mr. Keierleber's interest in the net book value and net earnings of the Partnership are as follows:

The interest of the General Partner in the net book value and net earnings of the Partnership will not change as a result of the Offer.

The interest of Mr. Keierleber in the net book value of the Partnership will increase from $(270) per Interest to $190 per Interest as a result of the Partnership's purchase and retirement of 3,000 Interests. See "Appendix A, Pro Forma Book Value of Interests" in the Offer to Purchase. As a result of his purchase of 4,400 Interests, interest of the Mr. Keierleber in the net book value of the Partnership will increase from $617,068 (31.3% of the book value of outstanding Interests) to $1,520,576 (77.1% of the book value of outstanding Interests).

The interest of Mr. Keierleber in the net earnings of the Partnership will increase 7.1% (from 24.2% to 31.3%) as a result of the Partnership's purchase of 3,000 Interests and will increase an additional 45.8% (from 31.3% to 77.1%) as a result of his purchase of 4,400 Interests. His share of the pro forma earnings for the year ended December 31, 2001 would have decreased from $1.23 per Interest to $(16.37) per Interest as a result of the Partnership's purchase of 3,000 Interests. See "Appendix A, Pro Forma Condensed Statements of Operations, Earnings per Interest, and Ratio of Fixed Charges for the Year Ended December 31, 2001" in the Offer to Purchase. As a result of his purchase of 4,400 Interests, the interest of Mr. Keierleber in the pro forma earnings (loss) for the year ended December 31, 2001 would have increased from $(53,239) (31.3% of the net loss per outstanding Interests) to $(131,191) (77.1% of the net loss per outstanding Interests).

FAIRNESS OF THE TRANSACTION

In addition to those factors listed in the Offer to Purchase under "Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights," the Offerors also considered the net book value and liquidation value of the Interests. In determining the fairness of the transaction to Limited Partners, the Offerors did not consider the going concern value of the Partnership. Although the Offerors have received an opinion as to the fairness of the Offer, the Offerors did not rely on that opinion in making their determination of the Purchase Price or the fairness of the Offer. There were no firm offers by unaffiliated third parties of which the Offerors are aware for the merger or consolidation of Partnership, the sale or transfer of all of the Partnership's assets or the purchase of Interests which would enable the holder to control the Partnership upon which the Offerors could evaluate the fairness of the transaction.

SUMMARY OF FINANCIAL INFORMATION

     The Offer to Purchase incorporates by reference the Partnership's audited financial statements contained in its Form
10-KSB for the year ended December 31, 2001. The following tables summarize certain of the Partnership's consolidated financial data.

BALANCE SHEET
     Fiscal Year ended December 31,
     2001 2000
ASSETS
Cash and cash equivalents     $3,183,319     $4,251,384
Prepaid expenses and other assets  262,112   183,386
Escrow deposits          21,331    20,598
Deferred financing costs 411,643   524,951
Net investment properties     21,600,866     22,089,665
TOTAL ASSETS   $25,479,271    $27,069,984
LIABILITIES
Tenant security deposits $130,628  $133,385
Accounts payable    14,212    49,931
Accrued real estate taxes     258,115   265,684
Accrued interest payable 17,490    20,310
Unearned rent  56,001    65,744
Distributions payable    167,467   171,051
Payables to affiliates   945,252   3,935,184
Mortgage notes payable   27,598,920     25,482,407
TOTAL LIABILITIES   29,188,085     30,123,696
PARTNERS' DEFICIT
General Partner (95,661) (95,827)
Limited Partners (For 2001, Interests authorized - 18,000;
Interests outstanding - 13,397.27; For 2000, Interests authorized - 18,000; Interests outstanding - 13,400.27)

(3,613,153)

(2,957,885)

TOTAL LIABILITIES AND PARTNERS' DEFICIT $25,479,271    $27,069,984

The balance sheets at December 31, 2001 and 2000 have been derived from the audited financial statements at those dates but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the Partnership's financial statements and footnotes thereto included in the Partnership's annual report on Form 10-KSB for the year ended December 31, 2001.

STATEMENT OF OPERATIONS
     For Fiscal Year Ended December 31,
     2001 2000
OPERATING REVENUE ASSOCIATED WITH INVESTMENT PROPERTIES

Rentals   $6,709,204     $6,486,367
Other     284,180   279,053
Total Operating Revenue Associated with Investment Properties
     6,993,384 6,765,420
OPERATING EXPENSES ASSOCIATED WITH INVESTMENT PROPERTIES

Operating 2,738,400 2,684,971
Administration 295,710   289,674
Depreciation   1,046,892 1,025,601
Interest, including amortization of financing costs
2,045,518 2,097,206
Real estate taxes   754,319   757,114
Total Operating Expenses Associated with Investment
Properties     6,880,839 6,854,566
Income (Loss) from Operations of Investment Properties
112,545   (89,146)
OTHER PARTNERSHIP INCOME (EXPENSE)
Interest income 126,393  256,176
Interest on payables to affiliates (28,588)  (28,588)
Administrative expenses  (193,730) (187,195)
Net Other Partnership Income (Expenses) (95,925)  40,393
NET INCOME (LOSS)   16,620    (48,753)
Net income (loss) attributable to General Partner (1%)
$166 $(488)
Net income (loss) attributable to Limited Partners (99%)
$16,454   $(48,265)
     $16,620   $(48,753)
Weighted average Limited Partnership Interests outstanding
13,398.40 13,400.27
Net income (loss) per weighted average Limited Partnership Interest

$1.23
$(3.60)

The statements of operations for the fiscal years ended
December 31, 2001 and 2000 have been derived from the audited financial statements at those dates but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the financial statements and footnotes thereto included in the Partnership's annual report on Form 10-KSB for the year ended December 31, 2001.

STATEMENTS OF PARTNERS' DEFICIT
Years Ended December 31, 2001 and 2000

Limited Partnership Interests General Partners' Deficit
Limited Partners' Deficit
Total
BALANCES
December 31, 1999
13,400.27
$(91,792)
$(2,239,604)
$(2,331,396)
Net loss for the year         (488)     (48,265)  (48,753)
Distributions to Partners

(3,547)
(670,016)
(673,563)
BALANCES
December 31, 2000
13,400.27
(95,827)
(2,957,885)
(3,053,712)
Net income for the year
166
16,454
16,620
Distributions to Partners


(669,922)
(669,922)
Redemption of Interests
      (3.00)

(1,800)
(1,800)
BALANCES,
December 31, 2001
13,397.27
(95,661)
(3,613,153)
(3,708,814)

The statements of Partners' deficit for the years ended
December 31, 2001 and 2000 have been derived from the audited financial statements at those dates but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the financial statements and footnotes thereto included in the Partnership's annual report on Form 10-KSB for the year ended December 31, 2001.

The book value per Interest as of December 31, 2001 was $(269.69) per Interest. For additional information, see the footnotes to the financial statements which are incorporated by reference from the Partnership's Form 10-KSB for the year ended December 31, 2001. Financial information on the quarter ended March 31, 2002 is not available.

[Items 12 (a)(1)(E)]

[Letterhead of Decade Companies]

May 1, 2002


RE:  Decade Companies Income Properties
     Offer to Purchase Limited Partnership Interests
     Amendment No. 1

Dear Investor:

Enclosed with this letter is Amendment No. 1 to the Offer to purchase your Interests for cash consideration of $895 per Interest. The Amendment includes information concerning the recent appraisals of Pelican Sound and Town Place, a copy of a Fairness
Opinion as to the $895 per Interest Purchase Price, and other important additional information for you to consider.

In order to give Limited Partners additional time to decide whether or not to tender Interests, the Expiration Date is extended from Tuesday, May 7, 2002 to Friday, May 10, 2002.

The Offerors intend to promptly pay for all Interests tendered in the Offer upon the extended Expiration Date. The Offerors expect to mail payment no later than May 14, 2002, and possibly earlier, unless the Offer is again extended.

At the request of Limited Partners, the Offerors will prepare a letter updating partners on the expected tax consequences of accepting the Offer, which they expect to mail in the next few days.

If you need another copy of the Offer to Purchase or the Letter of Acceptance, please call me at (262) 792-9200.

Very truly yours,


/s/Michael Sweet
Michael Sweet
Partnership Manager

MS/mt

Enclosure

[Item 12. Exhibits (c)(1)]

[LETTERHEAD OF RIGGINS, ATKINSON, COMBS, & ASSOCIATES, INC.]

APPRAISAL REPORT

Pelican Sound Apartments
A 379-Unit Apartment Complex
10200 Gandy Boulevard
St. Petersburg, Florida 33702

EFFECTIVE DATE OF APPRAISAL:

April 8, 2002

INSPECTION DATE:

April 8, 2002

PURPOSE OF APPRAISAL:

The purpose of the appraisal is to estimate the market value of the subject property in "as is" condition. Market value is defined in the appraisal certification.

INTENDED USE OF THE APPRAISAL:

The intended use of the appraisal is to provide the client with a fair market value estimate for potential sale of the subject property.

PROPERTY RIGHTS:

Fee Simple - Liens or encumbrances, if not described, are unknown and the property has been analyzed as if free and clear.

SCOPE OF THE APPRAISAL:

This is a Limited Summary Appraisal Report which is intended to comply with the reporting requirements set forth under Standard Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value. The depth of discussion contained in this report is specific to the needs of the client and for the intended use as stated. The appraiser is not responsible for unauthorized use of this report.

Once a physical inspection was completed, the economic conditions of the region and neighborhood were investigated and analyzed in relation to the relevant factors which effect the market value of the subject. The sales comparison and income capitalization approaches were used to evaluate the relevant factors and estimate the market value of the subject. Per prior agreement with the client, the cost approach was not used. The appraisal process, therefore, involved departure from Standard Rule 1-4(b). The intended user of this report is warned that the reliability of the value conclusion provided may be impacted to the degree there is departure from specific guidelines of USPAP. Data sources used to collect comparable market information include Comps, MicroBase, Iris, Metroscan, MLS, public records, and internal appraisal files. All of the comparables used in the report were physically inspected and confirmed with a knowledgeable source.

The sales comparison approach values the subject property by comparing it to similar sales in the market area. The primary factors which were considered in the search for improved comparables were age and quality of the properties, the date of sale and the location.

The income capitalization approach estimates the value of the subject by dividing net operating income by a capitalization rate. Net operating income is derived by estimating the gross potential income of the subject and then deducting for vacancy, collection loss and operating expenses. The primary factors which were considered in the search for rent comparables were the age and quality of the properties and the location.

LEGAL DESCRIPTION:

Parcel of land located in Sections 18 and 19, Township 30 South,
Range 17 East, being more particularly described at the addendum of the report.

The legal description is assumed to be correct. No warranty is made as to the accuracy of the legal description.

TAX INFORMATION:

Parcel Number:  19-30-17-68290-001-0010
Owner of Record:    Decade Companies Income Properties, Ltd.
2001 Tax Valuation: $12,970,500
Millage Rate:   24.7343
2001 Gross Tax: $320,816.24
Delinquent Taxes:   None Known

SALES HISTORY OF THE SUBJECT PROPERTY:

To our knowledge, there have been no other arm's-length ownership transfers of the subject property within the last five years. To our knowledge, the subject property is not actively on the market for sale and has not been on the market within the last year.

NEIGHBORHOOD DESCRIPTION:

The subject site is located on the south side of Gandy Boulevard, east of 4th Street North in the city of St. Petersburg. The boundaries of the neighborhood can be generally described as Interstate 275 to the north and west, 62nd Avenue North to the south, and Tampa Bay, a large body of water, to the east. The neighborhood boundaries encompass a large residential area which is primarily within the city limits of St. Petersburg.

The improvements in the subject neighborhood contain a mixture of commercial and residential uses. The main traffic arteries are typically lined with commercial improvements, including offices, service stations, convenience stores, restaurants, service shops, auto sales/repair facilities, banks, and other commercial uses. The northwest portion of the neighborhood is developed with office, manufacturing and industrial type properties and the balance of the surrounding areas is primarily developed with residential properties.

As with most older cities, St. Petersburg was developed using a grid system. As is typical with these older cities, the business district usually has a central location and the supporting residential development is at the surrounding areas. The central business district for the city of St. Petersburg is concentrated in the area where Central Avenue and Tampa Bay come together. Over the years commercial development has slowly expanded into the residential areas. In St. Petersburg, all Avenue's travel in an east-west direction and all Street's travel in a north-south
direction.   The subject neighborhood is located approximately four
miles northwest of the central business district.

The major north-south arteries in the neighborhood are Interstate 275, 4th Street North, and 9th Street North. The major east-west arteries in the neighborhood are Roosevelt Boulevard, Gandy Boulevard and 62nd Avenue North. The roads are continuously maintained and provide reasonably good traffic flow to and through the neighborhood. The Howard Franklin Bridge (Interstate 275) and the Gandy Bridge (Gandy Boulevard) are two of four major roadways linking Pinellas and Hillsborough counties.

Employment opportunities for the subject neighborhood are good. Industrial and manufacturing employment opportunities are located to the northwest of the subject neighborhood in the Gateway area and corporate employment opportunities are located to the south in the St. Petersburg central business district. Metropolitan downtown Tampa, is located within a 20 minute driving distance to the northeast, across Tampa Bay. Both the Gandy Bridge and the Howard Frankland Bridge provide direct access from the subject neighborhood the downtown Tampa. The St. Petersburg Clearwater International Airport is located about 2 miles northwest of the neighborhood and Tampa International is located within a fifteen minute driving distance to the northeast.

A number of public parks, schools, and shopping centers are located conveniently throughout the neighborhood. Elementary schools servicing the area include Lynch, North Shore, Rio Vista, and Shore Acres. Middle schools include Meadowlawn and Riviera. The high school servicing the neighborhood is Northeast, which is located just south of the subject neighborhood at the northwest corner of 54th Avenue North and 16th Street North. Parks and recreational activities servicing the area include the Mangrove Bay Municipal Golf Course, Sawgrass Lake Park, and the Willis S. John Fossil Center. Derby Lane, a seasonal greyhound racing track, is located on Gandy Boulevard, east of 4th Street North. The Pinellas County Gulf beaches are located within a 20 to 30 minute driving distance to the west or southwest. Neighborhood shopping centers servicing the neighborhood include Gateway Crossing, Paragon Crossing and Rutland Plaza. Gateway Mall, a regional center, is located at the northeast corner of 9th Street North and 77th Avenue North and is anchored by Uptons, Publix, Eckerd's and Target.

Single family dwellings account for about 40% of the residential development. The remaining residential development consists of multiple family dwellings, townhouses, condominium units, and mobile homes. The area is approximately 90% developed and improved properties are generally adequately maintained. Demand for residential properties in the subject neighborhood is in line with the current supply. Land for new residential development in the area is available, but limited.

The permanent population of the city of St. Petersburg is estimated at 242,690 as of 1999 and is up from 240,318 in 1990. The population growth in the area has continued to increase at a decreasing rate. The growth rate for the neighborhood will be slower due to the relatively large stable population base and the limited amount of vacant land available new residential development.

With the exception of the residential development east of 4th Street North with frontage on Tampa Bay or the canals or small bodies of water leading to Tampa Bay, the single family subdivisions in the neighborhood cater to the lower to moderate income levels. The single family subdivisions are predominately located south of Gandy Boulevard and were constructed from the early 1960's to the early 1980's.

Most of the condominium development in the neighborhood took place in the middle 1970's. These developments were built as an alternative to traditional detached single family housing. These complexes generally feature one or two story garden style buildings and are well maintained in average condition for the area. Many of the condominium complexes feature covered parking, a swimming pool, and washer and dryer connections in the units.

The rental housing units in the area range dramatically in size and age. The newer apartment complexes are generally located along Gandy Boulevard, 4th Street North or the east side of 9th Street North. These apartment properties are generally average to good quality, are from 200 to 600 units in size, and offer a good amenity package. The older vintage apartment complexes in the neighborhood are generally located south of Gandy Boulevard. These complexes are generally average quality, are usually smaller in size, and have locations on 4th Street North or are mixed with the residential development. A market investigation was conducted in the subject neighborhood and it indicated that there is good rental demand for apartment complexes.

According to local apartment managers in the area, current vacancy rates for 1980 vintage properties are at about 10%. Vacancy rates were reported to be unusually higher than normal due primarily to low interest rates and the loss of tenants to the home buying market. Monthly rents for one bedroom apartments are from $550 to $800 a unit and monthly rents for two bedroom apartments are from $750 to $1,100 a unit. Concessions of 1/2 month to 2 months fee rent are currently available. Indications are that the high vacancy rates and rent concessions will be relatively short lived and have been given little consideration in the recent apartment complex transactions.

Mobile home parks account for most of the remaining residential development in the neighborhood. Most of these mobile home parks are relatively small and offer minimal recreational facilities.

Water, sewer and refuse service, as well as, police and fire protection are provided by the City of St. Petersburg. Florida Power Corporation provides electrical service to the area and Verizon provides telephone service. Local governments appear to keep the streets and equipment properly maintained.

SITE DESCRIPTION:

The subject site is located on the south side of Gandy Boulevard about 1,000 feet east of the intersection with 4th Street in the city of St. Petersburg. The physical mailing address of the property is 10200 Gandy Boulevard, St. Petersburg, Florida 33702.

The site is an irregular shaped interior parcel with about 1,327 feet of road frontage on Gandy Boulevard. The depth ranges from about 790 feet to about 1,300 feet. The gross area of the site is 1,375,991 square feet or 31.59 acres.

The subject site is improved with a 379-unit apartment complex known as Pelican Sound apartments. As a result of development the terrain of the site is gently rolling. The parcel has a master drainage system with water retention ponds located at the central and western portions. Drainage for the site appears to be adequate. Southern, western, and eastern portions of the site appear to be wetland areas and are described on the site plan provided as mitigation areas. From the site plan we have estimated that about 25% of the site is wetland area. Based on the improvements to the site, the wetland area was allowed to be used in determining density.

Based on the site plan provided and a physical inspection of the property, there were no adverse easements, encroachments or conditions observed. A 30-foot public underground utility easement runs in a north-south direction along the eastern portion of the site. All necessary utilities are available to the site and the cost is similar to competing areas within the Tampa Bay area.

The subject property is located in flood zone A9. Flood zone information was determined by F.I.R.M. community panel number
125139 0207C, dated June 1, 1983. Insurance is generally required for improved structures within an A9 zone.

No soil analysis was made available, however given the existing improvements to the site and surrounding properties, soil conditions would appear adequate for development. At the time of inspection, there were no unusual conditions observed on the site that would suggest the presence of soil contamination. An environmental analysis for the subject property is recommended in the event that one has not already been performed.

Gandy Boulevard, in front of the subject site, is a dividend road with masonry sidewalks and no curbs. Telephone and electric service in the area is pole mounted. Traffic counts taken in the location of the subject for 2000 estimate travel on Gandy Boulevard at 40,007 cars daily. Travel is by both local and transient traffic. The visibility of the site is good.

Access to the site is provided only by Gandy Boulevard, to the north. Access to Gandy Boulevard is available from 4th Street to the west. Ingress and egress for the site is adequate and is easily made from all traffic directions. Ingress and egress for the site appears to be adequate during peak traffic hours.

The subject property is bordered to the west with Derby Lanes, a seasonal greyhound racing track. To the south, the subject is bordered with waterfront single family homes. To the north and east, the subject is bordered with mobile home parks, apartment complexes and general office, retail, and industrial development. The existing use of the subject site, as improved with an apartment complex, provides a good transition from commercial to residential development.

The subject site is zoned RO-P (Residential Office Parkway) under the jurisdiction of the City of St. Petersburg. Under the comprehensive land use plan, the subject has a land use of RO (Residential/Office General). The zoning classification and land use are compatible and the existing improvements appear to comply with zoning.

The enactment of Concurrency Laws in the state of Florida, which became effective January 1, 1990, can directly impact on the use of a site. Concurrency is part of the 1985 Growth Management Act, which states in part that all of an area's infrastructure which are or will be affected by the development of a property must be in place or concurrent with development. Concurrency would appear to have no adverse influence on the subject property.

IMPROVEMENT DESCRIPTION:

The subject is improved with twelve two-story or three-story garden style walk-up apartment buildings containing 379 units. Amenities include a clubhouse with leasing office and fitness facility, a swimming pool and spa, and tennis courts. The apartment buildings were constructed in 1988.

The buildings are irregular in shape and uniformly arranged on the site with attention given to the small ponds and lakes. The clubhouse and pool are located in the northwestern portion of the complex and the tennis courts and maintenance buildings are located in the south-central portion of the complex. The construction quality of the apartment complex is average to good cost. The exterior walls are wood frame with masonite and brick siding. The roof designs are gable, constructed of a wood truss system with a waferboard deck and a composition shingle cover. Aluminum gutters
and down spouts are provided.   The foundations of the buildings
are reinforced concrete slabs. Windows are aluminum single hung. Exterior doors are metal, wood with glass inserts and sliding. Interior doors are hollow core. Covered entries are located at the front of each of the units.

The total rentable area of the buildings is 260,867 square feet. For the purpose of this report, the rentable area includes exterior and common walls. The square foot sizes are based on the physical measurements. The clubhouse is 2,063 square feet in size and the two maintenance structures are respectively 482 square feet and 148 square feet in size.

Landscaping is mature and consists of full sod, small to large trees, and attractive shrubbery. The landscaped areas are well maintained and irrigated by a full sprinkler system which draws from reclaimed water.

Parking, as well as, ingress and egress are concrete paved and maintained in adequate condition. There are 569 open parking spaces provided and all are located relatively close to the units. The apartment complex has 1.50 parking spaces for each unit, which is considered adequate. Two additional open parking areas are provided for overflow parking.

The individual units in the complex are made up of four different type floor plans, two different one-bedroom units, a one-bedroom with a den unit, and a two-bedroom unit. The smallest of the floor plans is the one-bedroom one-bath Bay model. These units are 513 square feet in size and there are 128 located within the complex. The largest one-bedroom one-bath unit is the Cove model. The complex has 156 of these 713 square foot units. The next larger floor plan is a one-bedroom one-bath model with a den, known as the Harbor. These units are 841 square feet in size and there are 27 located within the complex. The largest of the floor plans is the two-bedroom two-bath Port Model. The complex has 68 of these 901 square foot units. All of the floor plans provide living rooms with dining areas, exterior storage closets and porches or balconies. All of rooms in each of the floor plans are adequate in size and appear to provide adequate functional utility. Units include a good amount of closet space.

    MODEL         UNITS       TYPE                 SIZE

     Bay        128      3Rm/1Br/1Bth           513
     Cove       156      3Rm/1Br/1Bth           713
     Harbor      27      4Rm/1Br/1Bth           841
     Port        68      4Rm/2Br/2Bth           901
     Total          379       1,232 Rooms        260,867

     Weighted Average Unit Size = 688 Square Feet

Unit interiors are of average quality construction. The floors are covered with average quality ceramic tile, carpet and vinyl. The ceramic tile areas are located at the foyers and the vinyl areas are located at the kitchens and baths. All of the units have water heaters, 125 amp electrical panels and central air systems. Standard equipment includes a refrigerator, a range/oven with a hood fan, a dishwasher, a disposal, washer and dryer, and monitored security system. Units are individually metered for electrical, water and sewer service and have telephone and cable television hook-ups.

The apartment complex currently has a vacancy rate of 10%, but typically maintains a vacancy rate of roughly 5%, which includes 3 models. All of the vacant units are reported to be in rentable condition. The current asking rent is $590 to $615 a month for the Bay units, $675 to $705 a month for the cove units, $775 to $795 a month for the Harbor units, and $830 to $880 a month for the Port units. Rent premiums are charged for view amenities. Tenants are responsible for payment of electric, water, sewage, telephone and cable television service. The subject complex has three nonrevenue producing units which are used as models. The property manager receives compensation in lieu of the use of a two-bedroom unit free of charge.

The subject property is well maintained in average condition with no signs of items which are in need of immediate repair. As is typical with large wood frame apartment complexes, some minor signs of exterior wood rot were observed at the time of inspection.
Roofs and exterior paint appear to be in good condition. The unit interiors and appliances are generally maintained on a continual basis.

Due to the age of the improvements, the presence of hazardous materials used in the construction, such as asbestos, is less likely. No environmental audit has been made available.

HIGHEST AND BEST USE:

"The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value."(1)

HIGHEST AND BEST USE AS IMPROVED:

The value of the site with the existing improvements is greater than the site value alone. There are no known modifications that could be made to the improvements that would feasibly increase market value. Thus, the highest and best use of the subject is to continue use as a 379-unit apartment complex.

     (1)  Appraisal Institute, The Appraisal of Real Estate,
Eleventh Edition (Chicago: Appraisal Institute, 1996), 297.

SALES COMPARISON APPROACH:

Following this section is a summary and adjustment chart for the improved comparables used for comparison. Improved comparable sale information, photographs and a location map are provided at the addendum.

Where appropriate, adjustments were made to the comparables to account for material differences from the subject. The comparables have sale prices which were compared on the basis of unit sale prices, room sale prices and leasable building square foot sale prices.

Our search for improved comparable sales found 8 apartment complex sales in the Pinellas County market that were constructed in the 1980's and sold within the last 12 months. The complexes ranged from 188 units to 354 units in size and had unit sale prices from $39,472 to $70,175. The four comparables that will be cited for comparison well bracket the physical characteristics of the subject property and provide a good indication of market value for the subject property.

Improved comparable 1 is the sale of the Chesapeake apartment complex. The complex is located just west of U.S. Highway 19 in Dunedin and has limited traffic visibility. The complex was constructed in 1985, is overall average quality for the time period it was constructed and has an average unit size of 750 square feet. The property was in overall average condition at the time of sale. There is an ongoing project to replace polyurethane piping in the complex, but appeared to have little or no influence on the purchase price. The sale price was recorded at $13,973,400, but apparently did not include a down payment reported at $1,223,400. The capitalization rate was reported at 8.40% to 8.75% based on actual income projections at the time of sale and 9.0% based on the purchasers annual projections.

Improved comparable 2 is the sale of the Hudson Point apartment complex, formerly known as Post Bay. The complex is located on 4th Street North in Gateway area of St. Petersburg, but has limited traffic visibility. The complex was constructed in 1988, is overall slightly above average quality for the time period it was constructed and has an average unit size of 844 square feet. The property was in overall average condition at the time of sale. The capitalization rate was reported at about 8.0% to 8.65% based on actual income projections at the time of sale.

Improved comparable 3 is the sale of the Cameron Lakes apartment complex. The complex is located just west of U.S. Highway 19 in Clearwater and has limited traffic visibility. The complex was constructed in 1986, is overall average quality for the time period it was constructed and has an average unit size of 1,001 square feet. The property was in overall average condition at the time of sale. The capitalization rate was reported at about 8.6% based on actual income projections at the time of sale.

Improved comparable 4 is the sale of the West Port Colony apartment complex. The complex is located just east of 4th Street North in Gateway area of St. Petersburg, but has limited traffic visibility. The complex was constructed in 1989, is overall slightly above average quality for the time period it was constructed and has an average unit size of 813 square feet. The property was in overall average condition at the time of sale. The capitalization rate was reported at about 8.75% to 9.25% based on annual projections. The buyer plans about $2,300,000 in capital improvements to the property and has already made about $200,000 in improvements since the time of purchase.

All of the comparables were adjusted for differences as compared to the subject and have adjusted prices between $67.67 and $77.68 a square foot, between $14,516 and $17,687 a room and between $46,000 and $54,445 a unit. The average adjusted price per square foot is $73.01, the average adjusted price per room is $16,153 and the average adjusted price per unit is $50,077.

Based on the cited comparables, it is our opinion that the subject has an estimated market value, as of the date of the valuation, of about $73.00 a square foot, $16,000 a room and $51,000 a unit.

     260,867 Sq. Ft.  X  $73.00 a Square Foot  =  $19,043,291
     1,232 Rooms      X  $15,500 a Room       =   $19,096,000
     379 Units    X $50,000 a Unit       =   $18,950,000

The three units of comparison have similar value conclusions and were given roughly equal weight.

Estimated Value by the Sales Comparison Approach  =  $19,000,000

INCOME CAPITALIZATION APPROACH:

The following is a summary of rental rates for the rent comparables used for comparison. Rent comparable photographs and a rent comparable location map are provided at the addendum of the report.

RENT COMPARABLE COMPARISON CHART

COMP. #   Subject   #1   #2   #3
COMPLEX:  Pelican Sound  Westport Colony     Hudson Point   Isles
of Gateway
LOCATION: 10200 Gandy Blvd    190 112th Avenue    11901 4th Street
N    10600 4th Street N
UNIT/RENT:
1Bedroom/1Bath
1Bedroom/1Bath
1Bed/1Bath/Den
2Bedroom/2Bath
513sf:    $590-$615
713sf:    $675-$705
841sf:    $775-$795
901sf:    $830-$880
550sf:    $570
671sf:    $635

913sf:    $805
630sf:    $632
750sf:    $716
970sf:    $821+
1,150sf: $997+
521sf:    $600
707sf:    $715-$755
839sf:    $835-$885
1,049sf: $905-965
QUALITY:  Average+  Average+  Average+  Average+
CONDITION:     Average   Average   Average   Average
YEAR BUILT:    1988 1989 1989 1988
AMENITIES:     Average   Average   Average   Average
CONCESSIONS:   Select Units   No Deposit     1 Month Free
$100/Month Off
UTILITIES INCLUDED: None None None None
UNITS:    379  324  312  212
VACANCY:  10%  7%   7%   6%

The current asking rent is $590 to $615 a month for the Bay units, $675 to $705 a month for the cove units, $775 to $795 a month for the Harbor units, and $830 to $880 a month for the Port units. Rent premiums are charged for view amenities. The monthly asking rents for the subject appear to be in line with the market.

Based on a review of the rent roll provided, monthly rental rates for the Port units in the complex range from a low of $575 to a high of $672, with a mean of $604, a median of $605 and a mode of $615. Rental rates for the Cove units range from a low of $627 to a high of $755, with a mean of $683, a median of $680 and a mode of $675. Rental rates for the Harbor units range from a low of $725 to a high of $845, with a mean of $796, a median of $795 and a mode of $795. Rental rates for the Port units range from a low of $770 to a high of $880, with a mean of $849, a median of $855 and a mode of $840.

In consideration of both the existing rental rates and current asking rates, market rent for the small one-bedroom units is estimated at $610, market rent for the large one-bedroom units is estimated at $690, market rent for the one-bedroom units with den is estimated at $795 and market rent for the two-bedroom units is estimated at $855.

Vacancy and expense information is based on an operating history for the subject property and supported with data gathered on comparable properties in the Tampa Bay area. The projected stabilized market vacancy and collection loss is estimated at 7%, with other income of 3%. Total expenses are estimated at $3,729 a unit or 46.3% of effective gross income.

As follows is the reconstructed operating statement for 2001, the budget for 2002 and our estimated annual income and expense for the
projection period.   The projected income and expense figures are
consistent with figures found in the direct capitalization analysis.

Investors are currently purchasing well-maintained apartment complexes at capitalization rates of about 8.0% to 9.25%. A survey in the Fourth Quarter 2001 issue of Valuation Insights & Perspectives, published by the Appraisal Institute, indicates required capitalization rates for apartment properties between 7.5% and 10.0%. Capitalization rates were available for all four improved comparables used in the sales comparison approach. Improved comparable 1 had a capitalization rate at about 8.40% to 8.75%, improved comparable 2 had a capitalization rate at about 8.0% to 8.65%, improved comparable 3 had a capitalization rate at about 8.6% and improved comparable 4 had a capitalization rate of about 8.75% to 9.25%. The capitalization rates for improved comparables 1 through 3 were based on actual income projections at the time of sale. The capitalization rate for the improved comparable 4 was based on projected income by the purchaser after consideration for proposed improvements to the property .

Conversations with area lenders indicated that financing could be obtained for a property such as the subject at an interest rate of about 7.25% fixed. The typical loan is amortized over 25 years with a three to five-year balloon. The typical loan to value ratio for a property such as the subject is about 75% and the typical required debt coverage ratio is about 1.25. The equity dividend rate for the subject is estimated at 10.00%. The capitalization rate for the subject by both the band of investment and the debt coverage ratio are estimated as follows:

BAND OF INVESTMENTS

Mortgage        0.75  X     0.086737  = 0.065053
Equity          0.25  X     0.100000  = 0.025000
                            0.090053   Rounded 9.0%

DEBT COVERAGE RATIO

      DCR           LV             MC                     OAR

     1.25           75%         0.086737       =    0.0813 or 8.1%

The capitalization rate for the subject property is estimated at 8.5%.

Based on our analysis, which is summarized on the following page, the indicated value of the subject property at stabilized occupancy by the income capitalization approach is estimated to be:

ESTIMATED VALUE BY THE INCOME CAPITALIZATION APPROACH  $19,300,000


INCOME CAPITALIZATION APPROACH SUMMARY

RECAPITULATION AND FINAL RECONCILIATION:

       SALES COMPARISON APPROACH        $19,000,000

       INCOME CAPITALIZATION APPROACH        $19,300,000

The sales comparison and income capitalization approaches indicate similar value conclusions and are supported by market evidence.
Therefore, based on the cited market data and the foregoing analysis, the market value of the fee simple interest in the subject is estimated to be:

FEE SIMPLE MARKET VALUE
AS OF THE APRIL 8, 2002 EFFECTIVE DATE
NINETEEN MILLION DOLLARS
$19,000,000)

ESTIMATED MARKETING TIME AND EXPOSURE TIME:

We have reviewed the typical marketing times for apartment complexes in the Tampa Bay area, as well as, discussed the marketing time with knowledgeable commercial brokers. If appropriately priced and marketed, the estimated exposure time for the subject property would have been about 3 to 9 months.
Marketing time of the subject property is also estimated at 3 to 9 months.

ASSUMPTIONS AND LIMITING CONDITIONS

1. The legal description furnished is assumed to be correct. No responsibility is assumed for the accuracy of the legal description, or for matters legal in character nor is any opinion rendered herein as to title which is assumed to be good and merchantable. It is assumed that the property is free and clear of liens and encumbrances.

2. It is assumed that surveys and/or plats furnished to or acquired by the appraiser and used in the making of this report are correct. The appraiser has not made a land survey or caused one to be made and, therefore, assumes no responsibility for their accuracy. Drawings in this report are to assist the reader in visualizing the property and are only an approximation of grounds and/or building plan.

3. Certain data used in compiling this report was given to the appraiser by the client, his counsel, employees, and/or agent, or from other sources believed to be reliable; however, we do not guarantee the correctness of such data and assume no liability or responsibility for its complete accuracy. Should the user of this report be or become aware of conditions that would materially alter the conclusions of this report, the user agrees to immediately notify the appraiser. The appraiser reserves the right to modify the report to consider such conditions.

4. The soil and the area the property being appraised appears to be firm and solid, unless otherwise stated. Subsidence in the area is unknown or uncommon but the appraiser does not warrant against this condition or occurrence.

5. Subsurface rights (mineral and oil) were not considered in making this report, unless otherwise stated. Any riparian rights and/or littoral rights indicated by survey, map or plat are assumed to go with the property unless easements or deeds of record were found by the appraiser to the contrary.

6. The appraiser made a limited visual inspection of the subject property. The appraisal does not constitute an inspection for compliance with building, fire, zoning or ADA requirements. The appraiser assumes that there are no hidden or unapparent conditions of the property, subsoil or structures which would render it more or less valuable than otherwise apparently comparable property. The appraiser assumes no responsibility for such conditions or for engineering which might be required to discover such conditions.

7. Possession of this report, or copy thereof, does not carry with it the right of publication or reproduction nor may it be used by anyone but the client without prior written consent of the client and the appraiser and in any event only in its entirety.

8. This appraisal has been prepared solely for the private use of the client who is listed as the addressee, for the purpose and function intended. No other party is entitled to rely on the information, conclusions or opinions contained herein, without written consent of the appraiser. The appraiser is not responsible for the unauthorized use of this report.

9. It is assumed that the property is in full compliance with all federal, state and local laws and regulations, unless noncompliance is stated, defined and considered in the appraisal report. It is also assumed that any licenses, consents or other administrative approvals, required for the operation of the property, have been or can be obtained and renewed for any use on which the value estimate is based.

10. It is assumed that the property is under responsible ownership and competent management.

11. The appraiser, by reason of this report, is not required to give testimony in court with reference to the property herein appraised nor is he obligated to appear before any governmental body, board or agent unless arrangements have been previously made thereof.

12. The distribution of the total valuation in this report between land and improvements applies only under the existing program of utilization. The separate valuations for land and improvements must not be used in conjunction with any other appraisal and is invalid if so used.

13. Neither all nor any part of the contents of this report will be conveyed to the public through advertising, public relations, news, sales or other media without the written consent and approval of the author, particularly as to the valuation conclusions, the identity of the appraiser or firm with which he is connected, or any reference to the Appraisal Institute, or the MAI designation.

14. We are not expert in determining the presence or absence of hazardous substances, defined as all hazardous or toxic materials, wastes, pollutants or contaminants (including, but not limited to, asbestos, PCB, UFFI, or other raw materials or chemical(s) used in construction, or otherwise present on the property. We assume no responsibility for the studies or analyses which would be required to determine the presence or absence of such substances or for loss as a result of the presence of such substances. The value estimate is based on the assumption that the subject property is not so affected. We do, however, recommend an environmental audit for the subject property.

15. Acceptance and/or use of this appraisal report constitutes acceptance of the data, analysis, assumptions and limiting conditions contained herein.

CERTIFICATE OF APPRAISAL:

I certify that, to the best of my knowledge and belief:

- The statements of fact contained in this report are true and correct.

- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

- I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

- My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

- My reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice; and the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute. Unless otherwise stated herein, the departure provision does not apply.

- William W. Atkinson made a personal inspection of the property that is the subject of this report. Robert E. Riggins did not inspect the property.

- No one provided significant professional assistance to the person signing this report.

- The appraiser has preformed within the context of the competency provision of the Uniform Standards of Professional Appraisal Practice.

- This report was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

- The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

- As of the date of this report, both William W. Atkinson and Robert E. Riggins have completed the requirements of the continuing education program of the Appraisal Institute.

-    This appraisal recognizes the following definition of value:

     Market Value: as defined in Chapter 12, Code of Federal Regulations, Part 34.42(f) is, "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

     1.   buyer and seller are typically motivated;

     2. both parties are well informed or well advised, and acting in what they consider their own best interests;

     3. a reasonable time is allowed for exposure in the open market;

     4. payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

     5. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Based on the cited market data and the foregoing analysis, the market value of the fee simple interest in the subject is estimated to be:

                    FEE SIMPLE MARKET VALUE
             AS OF THE APRIL 8, 2002 EFFECTIVE DATE
                    NINETEEN MILLION DOLLARS
                         ($19,000,000)

Riggins, Atkinson, Combs & Associates, Inc.:


/s/ Robert E. Riggins                /s/ William W. Atkinson
Robert E. Riggins, MAI, SRA, CCIM  William W. Atkinson, MAI, CCIM
President                     Vice President
State-Certified General            State-Certified General
Appraiser 0000605                       Appraiser 0001221
Did Not Inspect

ADDENDUM

APPRAISAL REPORT OF

Pelican Sound Apartments
A 379-Unit Apartment Complex
10200 Gandy Boulevard
St. Petersburg, Florida 33702

PREPARED FOR

Decade Companies Income Properties, Ltd.
Attention: Jeffrey Keierleber
General Partner of Decade Companies
250 Patrick Boulevard, Suite 140
Brookfield, Wisconsin 53045


TYPE OF REPORT

Limited, Summary

EFFECTIVE DATE

April 8, 2002


BY /s/ Robert E. Riggins
Robert E. Riggins, MAI, SRA
State-certified general real estate appraiser
0000605

/s/ William W. Atkinson
William W. Atkinson, MAI, CCIM
State-certified general real estate appraiser
0001221

RIGGINS, ATKINSON, COMBS & ASSOCIATES, INC.
18840 U.S. HIGHWAY 19 NORTH, SUITE 401
CLEARWATER, FLORIDA 33764
(727) 530-9793

April 17, 2002

Decade Companies Income Properties, Ltd.
Attention: Jeffrey Keierleber
General Partner of Decade Companies
250 Patrick Boulevard, Suite 140
Brookfield, Wisconsin 53045

Re:  Summary Appraisal Report
     Pelican Sound Apartments
     A 379-Unit Apartment Complex
     10200 Gandy Boulevard
     St. Petersburg, Florida 33702

Dear Decade Companies Income Properties, Ltd.:

As requested, we have prepared a summary appraisal on the above captioned property. The purpose of the appraisal is to estimate the market value of the subject property in "as is" condition. Market value is defined in the certificate of the appraisal.

This report is the result of a limited appraisal process in that certain allowable departures from the specific guidelines of the Uniform Standards of Professional Appraisal Practice (USPAP) were invoked. This is a Limited Appraisal because it relies solely on the Sales Comparison and Income Capitalization Approaches. The intended user of this report is warned that the reliability of the value conclusion provided may be impacted to the degree there is departure from specific guidelines of USPAP.

Both the appraisal report and attached addenda that accompany this letter describe the approaches to value used and contain the data, analysis, assumptions and limiting conditions on which the value conclusions have been based. The assumptions and limiting conditions of the report are included in the text.

Based on the cited data and analysis contained within the appraisal report, attached addenda, and appraisal file, it is our opinion and conclusion that the market value of the subject property, is estimated at:

FEE SIMPLE MARKET VALUE
AS OF THE APRIL 8, 2002 EFFECTIVE DATE
NINETEEN MILLION DOLLARS
($19,000,000)

Respectfully submitted:


/s/ Robert E. Riggins              /s/ William W. Atkinson
Robert E. Riggins, MAI, SRA, CCIM  William W. Atkinson, MAI, CCIM
President                     Vice President
State-Certified General            State-Certified General
Appraiser 0000605                  Appraiser 0001221
Did Not Inspect

NEIGHBORHOOD MAP

[picture not filed]

TAX MAP
[picture not filed]

SUBJECT PHOTOGRAPHS
[pictures not filed]

SUBJECT PROPERTY - FACING SOUTHWEST
FROM GANDY BOULEVARD

[pictures not filed]

FRONT OF CLUBHOUSE/LEASING OFFICE

[pictures not filed]

SWIMMING POOL WITH SURROUNDING LAKE AND APARTMENT

[pictures not filed]

TENNIS COURTS

[pictures not filed]

APARTMENT BUILDINGS AND PARKING AREA

[pictures not filed]

INTERIOR OF VACANT UNIT

[pictures not filed]

GANDY BOULEVARD - FACING EAST

[pictures not filed]

GANDY BOULEVARD - FACING WEST

[pictures not filed]

IMPROVED COMPARABLE NO. 1:

[pictures not filed]

Chesapeake Apartments
2307 Cumberland Road

PARCEL NUMBER:      30-28-16-00000-210-0300

DATE:               December 2001

GRANTOR:            Phoenix Life Insurance Company

GRANTEE:            Chesapeake Apartment

O.R. BOOK & PAGE:        11756/2549

SALE PRICE:         $15,196,800 ($13,973,400 -Recorded)

FINANCING:          1st KeyBank National Association $12,750,000

DESIGN:             Garden

CONSTRUCTION:       Frame, Average Cost

CONDITION:          Average for Age


UNIT MIX: No.                                     Total
          Units     Rms/Bd/Ba      Sq. Ft.        Sq. Ft.

            96      3/1/1          600 -  796     =  59,616
            80      3/1/1          662 -   835    =  53,680
            64      3/1/1             718         =  45,952
            88      4/2/2          911 -   926    =  80,828
            26      4/2/2             980         =  25,480

          354            1,176 Rooms     750 SF          265,556

YEAR BUILT:         1985

RENTABLE BUILDING AREA:  265,556 Square Feet

AVERAGE UNIT SIZE:       750 Square Feet

AMENITIES:          Lakes, Swimming Pool, Tennis and Racquetball
                    Courts, and Clubhouse

PROJECT SIZE:       354 Units/27.50 Acres/12.87 u.p.a.

UNIT VALUES:

     $ Per Unit          $42,929

     $ Per Room          $12,922

     $ Per Square Foot        $57.23

     O.A.R.              8.40% to 8.75%

COMMENTS:

The actual sale price for the apartment complex was not disclosed, but was reported to be above the $13,973,400 recorded sale price and in the low $40,000 a unit price range. There was a reported down payment of $1,223,400, which down payments are not always reflected in the recorded sale prices. For analysis, the down payment has been added to the recorded sale price, which indicates a price of $42,928 a unit, which is consistent with the confirmation. The property was believed to be a stabilized occupancy at the time of sale with typical deferred maintenance and an ongoing project to replace polybutylene piping. The capitalization rate was reported at 8.40% to 8.75% based on actual income projections at the time of sale and 9.0% based on the purchasers annual projections.

IMPROVED COMPARABLE NO. 2:

[pictures not filed]

Hudson Point
(formerly known as Post Bay)
11901 4th Street North

PARCEL NUMBER:      07-30-17-72696-001-0010

DATE:               February 2002

GRANTOR:            Post Apartment Homes, LP

GRANTEE:            Hudson Asset Management Ltd

O.R. BOOK & PAGE:        11820/2223

SALE PRICE:         $18,100,000

FINANCING:          First National Bank of Florida $14,450,000

DESIGN:             Garden

CONSTRUCTION:       Frame, Average+ Cost

CONDITION:          Average for Age

UNIT MIX: No.                                     Total
          Units     Rms/Bd/Ba      Sq. Ft.        Sq. Ft.

            48      2/1/1             558    =      26,784
            72      3/1/1             750    =      54,000
            72      3/1/1             630    =      45,360
            48      4/2/1             970    =      46,560
            12      4/2/2           1,150    =      13,800
            60      4/2/2           1,280    =      76,800
           312           1,008 Rooms       844 SF       263,304

YEAR BUILT:         1988

RENTABLE BUILDING AREA:  263,304 Square Feet

AVERAGE UNIT SIZE:       844 Square Feet

AMENITIES:          Swimming Pool and Clubhouse with Fitness
                    Facility

PROJECT SIZE:       312 Units/12.83 Acres/24.32 u.p.a.

UNIT VALUES:

     $ Per Unit          $58,013

     $ Per Room          $17,956

     $ Per Square Foot        $68.74

     O.A.R.              8.0% to 8.65%

COMMENTS:

The capitalization rate was reported at about 8.0% to 8.65% based on actual income projections at the time of sale.

IMPROVED COMPARABLE NO. 3:

[pictures not filed]

Cameron Lakes
2550 Stag Run Boulevard

PARCEL NUMBER:      06-29-16-00000-440-0100

DATE:               December 2001

GRANTOR:            Archstone Smith Operating Trust

GRANTEE:            Cameron Lakes Multihousing Limited Partnership

O.R. BOOK & PAGE:        11743/2284

SALE PRICE:         $12,250,000

FINANCING:          Holliday Fenoglio Fowler, L.P. $10,125,000

DESIGN:             Garden

CONSTRUCTION:       Frame\Masonry, Average Cost

CONDITION:          Average for Age


UNIT MIX: No.                                Total
          Units     Rms/Bd/Ba      Sq. Ft.   Sq. Ft.

            56      3/1/1             791    =      44,296
            28      3/1/1             876    =      24,528
            56      4/2/1           1,021    =      57,176
            28      4/2/2           1,106    =      30,968
            10      4/2/2           1,268    =      12,680
              5     4/2/2           1,340    =       6,700
              4     4/2/1.5         1,090    =       4,360
              8     4/2/2           1,250    =      10,000
              8     4/2/2           1,269    =      10,152
              4     5/3/2           1,588    =       6,352
          207            748 Rooms      1,001 SF        207,212

YEAR BUILT:         1986

RENTABLE BUILDING AREA:  207,212 Square Feet

AVERAGE UNIT SIZE:       1,001 Square Feet

AMENITIES:          Lake, Swimming Pool, Racquetball Court, and
                    Clubhouse

PROJECT SIZE:       207 Units/18.22 Acres/11.36 u.p.a.

UNIT VALUES:

     $ Per Unit          $59,179

     $ Per Room          $16,377

     $ Per Square Foot        $59.12

     O.A.R.              8.60%

COMMENTS:

The sale price and capitalization rate were based on a 6% vacancy and collection loss and operating expenses of $821,742 or $3,970 a unit, including reserves.

IMPROVED COMPARABLE NO. 4:

[picture not filed]

West Port Colony
190 112th Avenue North

PARCEL NUMBER:      18-30-17-11306-001-0020

DATE:               August 2001

GRANTOR:            West Port St. Petersburg, Inc.

GRANTEE:            West Port Colony Apartments

O.R. BOOK & PAGE:        11504/0392

SALE PRICE:         $16,200,000

FINANCING:          Cash

DESIGN:             Garden

CONSTRUCTION:       Frame, Average-Good Cost

CONDITION:          Average for Age

UNIT MIX: No.                                     Total
          Units     Rms/Bd/Ba      Sq. Ft.        Sq. Ft.

            72      3/1/1             550    =      39,600
            34      3/1/1             677    =      23,018
            86      3/1/1             782    =      67,252
            48      4/2/2             918    =      44,064
            48      4/2/2             970    =      46,560
            24      4/2/2           1,145    =      27,974
            12      5/3/2           1,280    =      15,360
          324            1,116 Rooms       813 SF       263,334

YEAR BUILT:         1989

RENTABLE BUILDING AREA:  263,334 Square Feet

AVERAGE UNIT SIZE:       813 Square Feet

AMENITIES:          Swimming Pool, Spa, Tennis Courts, Racquetball
                    Court and Clubhouse with Fitness Facility

PROJECT SIZE:       324 Units/26.69 Acres/12.14 u.p.a.

UNIT VALUES:

     $ Per Unit          $50,000

     $ Per Room          $14,516

     $ Per Square Foot        $61.52

     O.A.R.              8.75%-9.25%

COMMENTS:

The capitalization rate was reported at about 8.75% to 9.25% based on the purchasers annual projections. The capitalization rate based on actual income projections was lower. The buyer plans about $2,300,000 in capital improvements to the property and has already made about $200,000 in improvements since the time of purchase.

IMPROVED COMPARABLE LOCATION MAP

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RENT COMPARABLE #1

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RENT COMPARABLE #2

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RENT COMPARABLE #3

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RENT COMPARABLE LOCATION MAP

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[Item 12. Exhibits (c)(2)]

[LETTERHEAD OF RIGGINS, ATKINSON, COMBS, & ASSOCIATES, INC.]


APPRAISAL REPORT

Town Place Apartments
A 240-Unit Apartment Complex
2524 NE Coachman Road
Clearwater, Florida  34625

EFFECTIVE DATE OF APPRAISAL:

April 8, 2002

INSPECTION DATE:

April 8, 2002

PURPOSE OF APPRAISAL:

The purpose of the appraisal is to estimate the market value of the subject property in "as is" condition. Market value is defined in the appraisal certification.

INTENDED USE OF THE APPRAISAL:

The intended use of the appraisal is to provide the client with a fair market value estimate for potential sale of the subject property.

PROPERTY RIGHTS:

Fee Simple - Liens or encumbrances, if not described, are unknown and the property has been analyzed as if free and clear.

SCOPE OF THE APPRAISAL:

This is a Limited Summary Appraisal Report which is intended to comply with the reporting requirements set forth under Standard Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value. The depth of discussion contained in this report is specific to the needs of the client and for the intended use as stated. The appraiser is not responsible for unauthorized use of this report.

Once a physical inspection was completed, the economic conditions of the region and neighborhood were investigated and analyzed in relation to the relevant factors which effect the market value of the subject. The sales comparison and income capitalization approaches were used to evaluate the relevant factors and estimate the market value of the subject. Per prior agreement with the client, the cost approach was not used. The appraisal process, therefore, involved departure from Standard Rule 1-4(b). The intended user of this report is warned that the reliability of the value conclusion provided may be impacted to the degree there is departure from specific guidelines of USPAP. Data sources used to collect comparable market information include Comps, MicroBase, Iris, Metroscan, MLS, public records, and internal appraisal files. All of the comparables used in the report were physically inspected and confirmed with a knowledgeable source.

The sales comparison approach values the subject property by comparing it to similar sales in the market area. The primary factors which were considered in the search for improved comparables were age and quality of the properties, the date of sale and the location.

The income capitalization approach estimates the value of the subject by dividing net operating income by a capitalization rate. Net operating income is derived by estimating the gross potential income of the subject and then deducting for vacancy, collection loss and operating expenses. The primary factors which were considered in the search for rent comparables were the age and quality of the properties and the location.

LEGAL DESCRIPTION:

Parcel of land located in Section 7, Township 29 South, Range 16
East, being more particularly described at the addendum of the report.

The legal description is assumed to be correct. No warranty is made as to the accuracy of the legal description.

TAX INFORMATION:

Parcel Number:  07-29-16-00000-110-0500
Owner of Record:    Decade Companies Income Properties, Ltd.
2001 Tax Valuation: $8,104,200
Millage Rate:   23.0975
2001 Gross Tax: $187,186.76
Delinquent Taxes:   None Known

SALES HISTORY OF THE SUBJECT PROPERTY:

To our knowledge, there have been no other arm's-length ownership transfers of the subject property within the last five years. To our knowledge, the subject property is not actively on the market for sale and has not been on the market within the last year.

NEIGHBORHOOD DESCRIPTION:

The subject property is located on the south side of NE Coachman, west of U.S. Highway 19 in the city of Clearwater. The surrounding neighborhood primarily consists of well established, fully developed, residential properties with supporting commercial facilities lining the major thoroughfares. The neighborhood boundaries could readily be described as Sunset Point Road to the north, McMullen-Booth Road and Old Tampa Bay to the east, East Bay Drive to the south, and Highland Avenue to the west.

The improvements in the subject neighborhood contain a mixture of commercial and residential uses. The main traffic arteries are typically lined with commercial improvements, including offices, service stations, convenience stores, restaurants, service shops, auto sales/repair facilities, banks, and other commercial uses. The balance of the surrounding areas is primarily developed with a mixture of single family and multiple family development. Single family properties in the area range substantially in size and age, thus catering from lower to higher income ranges. Likewise, the multi-family properties in the area command rents from the lower to higher income ranges. Properties are adequately maintained and many of the older ones show signs of renovation.

A small municipal airport is located at the northeastern portion of the neighborhood. Several public parks, schools, shopping, a golf course, and a baseball stadium (used in the summer months by the Philadelphia Phillies) are conveniently located throughout the neighborhood. Public Beaches, regional malls, employment, and other supporting facilities are located within the neighborhood or within a short driving distance. Tampa International airport is located within a twenty-five minute driving distance, east of the subject.

The major north-south arteries in the neighborhood are McMullen-Booth Road, U.S. Highway 19, Belcher Road, Hercules Avenue, Keene Road, and Highland Avenue. U.S. Highway 19 is a well traveled thoroughfare located in the eastern portion of the neighborhood and is heavily developed with office and retail properties. Both Belcher Road and McMullen-Booth Road provide alternate north-south travel routes to U.S. Highway 19, and are both improved with mixed residential and commercial development. Highland Avenue is primarily developed with residential type properties with a scattered small amount of commercial development. Hercules Avenue is primarily developed with commercial and industrial type properties.

The major east-west arteries in the neighborhood are Sunset Point Road, Drew Street, Gulf-to-Bay Boulevard, Druid Road, Sunset Point Road, Belleair Road, and East Bay Drive. Both Gulf-to-Bay Boulevard and East Bay Drive are heavily developed commercial thoroughfares which carry large volumes of vehicular traffic. The remaining east-west roads are primarily developed with small "Mom and Pop" commercial properties, scattered multi-family properties, and single family subdivisions.

The roads in the neighborhood provide good traffic flow and are well maintained on a continual basis. Interstate access for the neighborhood is located within a 20 minute driving distance east or southeast of the neighborhood. Many of neighborhoods in Pinellas County lack nearby interstate access and is not considered to have any adverse influence on the subject neighborhood.

Single family development in the subject neighborhood varies dramatically from older masonry or frame homes in the lower to moderate price range, to newer custom built homes in the upper price range. The majority of the homes are typically older one story, concrete block structures that are about 800 to 1,700 square feet in size.

The market for rental housing units in the area is well diversified and is available for all household income levels. A market investigation was conducted in the subject neighborhood and it indicated that there is good demand for apartment complexes. According to local apartment managers in the area, current vacancy rates for 1980 vintage properties are at about 10%. Vacancy rates were reported to be unusually higher than normal due primarily to low interest rates and the loss of tenants to the home buying market. Monthly rents for one bedroom apartments are from $500 to $750 a unit and monthly rents for two bedroom apartments are from $650 to $950 a unit. Concessions of 1/2 month to 2 months fee rent are currently available. Indications are that the high vacancy rates and rent concessions will be relatively short lived and have been given little consideration in the recent apartment complex transactions. Several of the apartment complexes which directly compete with the subject property are Coachman Crossing, Cameron Lakes, Sunchase of Clearwater, Coral Cove, and Chesapeake. All five apartment complexes, like the subject, feature clubhouses and/or leasing offices, swimming pools and laundry facilities.

As the result of the city of Clearwater being nearly fully developed, there has been relatively little population growth from 1990 to 1999. The permanent population of Clearwater is estimated at 104,281 as of 1999 and was estimated at 98,784 in 1990.

All necessary public utilities are readily available in the neighborhood, including water, sewer, telephone, and electrical service. Police and fire protection are supplied by the city of Clearwater. Local governments appear to keep the streets and equipment properly maintained.

SITE DESCRIPTION:

The subject site is located on the south side of NE Coachman Road about 280 feet southwest of the intersection with U.S. Highway 19 in the city of Clearwater. The physical mailing address of the property is 2545 NE Coachman Road, Clearwater, Florida 34625.

The site is an irregular shaped non-contiguous interior parcel with about 852 feet of road frontage on NE Coachmen Road and a depth of about 1,335 feet. The gross area of the site is 750,310 square feet or 17.22 acres.

The topography is basically level and slopes gradually downward from north to south. The site is improved with a 240-unit apartment complex known as Town Place Apartments. The parcel has a master drainage system with water retention located at the southeastern portion of the site. Drainage for the site appears to be adequate. Based on the survey provided and a physical inspection of the property, there were no adverse easements, encroachments or conditions observed. All necessary utilities are available to the site and the cost is similar to competing areas within the Tampa Bay area.

The subject property is located in flood zones X and AE. Flood zone information was determined by F.I.R.M. community panel number 125096 0010 D, dated August 19, 1991. Insurance is generally required for improved structures within the AE zone.

No soil analysis was made available, however given the existing improvements to the site and surrounding properties, soil conditions would appear adequate for development. At the time of inspection, there were no unusual conditions observed on the site that would suggest the presence of soil contamination. It was reported that a 1992 environmental analysis for the subject property found favorable results.

NE Coachman Road, in front of the subject site, is a two-lane road with masonry sidewalks and no curbs. Telephone and electric service in the area is wood pole mounted. U.S. Highway 19 to the east of the site is a six-lane road with center turn lanes. The intersection of NE Coachman Road and U.S. Highway 19 is signaled with a traffic light. Traffic counts taken in the location of the subject for 2000 estimate travel on NE Coachman Road at 15,889 cars daily and travel on U.S. Highway 19 at 79,379 cars daily. Travel is by both local and transient traffic. The visibility of the site is adequate.

Access to the site is provided only by NE Coachman Road, to the north. Access to NE Coachman Road is available from U.S. Highway 19 to the east and Old Coachman Road or Belcher Road to the west. Ingress and egress for the site is adequate and is easily made from all traffic directions. Ingress and egress for the site may be slightly more difficult during peak traffic hours.

The subject property is bordered to the north with a Walmart and to the east with a motel and vacant commercial sites fronting on U.S. Highway 19. To the south, the subject is bordered with vacant land owned by Pinellas County, as well as, the spring training facility for the Philidelphia Phillies, Major League Baseball team. About 200 feet south of the subject site, is the Seaboard Coast Line railroad. To the west, the subject is bordered with high tension power lines and a competing 218 unit apartment complex, known as Coachman Crossing. The location of the high tension power lines and the railroad tacks are believed to have no significant adverse influence on the subject property. Located within the complex, but separately owned, is a public tennis facility. The land where the front entrance is located, belongs to the tennis facility, however the apartment complex maintains the entrance and has an ingress and egress easement over the land. The existing use of the subject site as improved with an apartment complex provides a good transition from commercial to residential development.

The subject site is zoned MDR (Medium Density Residential District) under the jurisdiction of the City of Clearwater. The comprehensive land use plan, indicates that the subject has a land
use of MD (Medium Density Residential 15 u.p.a.).    The zoning
classification and land use are compatible and the existing improvements appear to comply with zoning.

The enactment of Concurrency Laws in the state of Florida, which became effective January 1, 1990, can directly impact on the use of a site. Concurrency is part of the 1985 Growth Management Act, which states in part that all of an area's infrastructure which are or will be affected by the development of a property must be in place or concurrent with development. Concurrency would appear to have no adverse influence on the subject property.

IMPROVEMENT DESCRIPTION:

The subject is improved with twenty-four two-story or three-story garden style walk-up apartment building containing 240 units. Amenities for the apartment complex include a leasing office, a swimming pool and spa, tennis courts, and a laundry/maintenance room. The apartment buildings were constructed in 1984.

The buildings are irregular in shape and uniformly arranged on the site, with the leasing office, swimming pool and tennis courts located toward the southern rear portion of the site. The construction quality of the apartment complex is average cost. The exterior walls are wood frame with wood siding. The roof designs are gable, constructed of a wood truss system with a wood deck and a composition shingle cover. Aluminum gutters and down spouts are
not provided.   The foundations of the buildings are reinforced
concrete slabs. Windows are aluminum sliding. Exterior doors are metal and interior doors are hollow core. Covered entries are located at the front of each of the units.

The total rentable area of the buildings is 202,004 square feet. For the purpose of this report, the rentable area includes exterior and common walls. The square foot sizes are based on the physical measurements. The leasing office is 854 square feet in size and the laundry/maintenance room is 1,056 square feet in size. The six washers and six dryers in the laundry/storage room are all leased by the apartment complex.

Landscaping is mature and consists of full sod, small to large trees, and attractive shrubbery. The landscaped areas are adequately maintained and irrigated by a full sprinkler system which draws water from the lake.

Parking, as well as, ingress and egress are asphalt paved and maintained in adequate condition. There are 397 open parking spaces provided and all are located relatively close to the units. The apartment complex has 1.65 parking spaces for each unit, which is considered adequate.

The individual units in the complex are made up of four different type floor plans, two one-bedroom units and two two-bedroom units. The smallest of the floor plans is the one-bedroom one-bath Jasmine model. These units are 525 square feet in size and there are 36 located within the complex. The largest one-bedroom one-bath unit is the Gardenia model. The complex has 76 of these 720 square foot units. The next larger floor plan is a two-bedroom one-bath model known as the Azalea. These units are 877 square feet in size and there are 32 located within the complex. The largest and most abundant of the floor plans is the Hibiscus Model. The complex has 96 of these 1,045 square foot units. All of the floor plans provide living rooms with dining areas. All of rooms in each of the floor plans are adequate in size and appear to provide adequate functional utility. Units include a good amount of closet space.

    MODEL              UNITS       TYPE                 SIZE

     Jasmine        36        3Rm/1Br/1Bth           525
     Gardenia       76        3Rm/1Br/1Bth           720
     Azalea         32        4Rm/2Br/1Bth           877
     Hibiscus       96        4Rm/2Br/2Bth        1,045
     Total              240        848 Rooms          202,004

     Weighted Average Unit Size =  842 Square Feet

Unit interiors are of average quality construction. The floors are covered with average quality carpet and vinyl. The vinyl areas are located at the foyers, kitchens, baths and sun room areas. All of the units have 30 gallon water heaters, 125 amp electrical panels and central air systems. Standard kitchen equipment includes a refrigerator, a range/oven with a hood fan, a dishwasher, and a disposal. Units are individually metered for electrical service and have telephone and cable television hook-ups. Hook-ups for washers and dryers are optional in all of the models. Each unit is equipped with a fire alarm.

As of the date of inspection, the apartment complex had 29 vacant units. All of the vacant units were in rentable condition. The current asking rent is $580 a month for the Jasmine units, $600 to $640 a month for the Gardenia units, $705 to $725 a month for the Azalea units, and $760 to $790 a month for the Hibiscus units.
Rent premiums are charged washer and dryer hook-ups and view amenities. Tenants are responsible for payment of electric, water, sewage, telephone and cable television service. The subject complex has two nonrevenue producing units. One is used as a model and the other is occupied by the assistant manager. The property manager receives compensation in lieu of the use of a two-bedroom unit free of charge.

The subject property is well maintained in average condition with no signs of items which are in need of immediate repair. As is typical with large wood frame apartment complexes, some minor signs of exterior wood rot were observed at the time of inspection.
Roofs and exterior paint appear to be in adequate condition. Asphalt resurfacing and striping will likely be required in the near future. The unit interiors and appliances are generally maintained on a continual basis.

Due to the age of the improvements, the presence of hazardous materials used in the construction, such as asbestos, is less likely. No environmental audit has been made available, however it was reported that a 1992 environmental analysis for the subject property found favorable results.

HIGHEST AND BEST USE:

"The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value."(1)

HIGHEST AND BEST USE AS IMPROVED:

The value of the site with the existing improvements is greater than the site value alone. There are no known modifications that could be made to the improvements that would feasibly increase market value. Thus, the highest and best use of the subject is continue use as a 240-unit apartment complex.

SALES COMPARISON APPROACH:

Following this section is a summary and adjustment chart for the improved comparables used for comparison. Improved comparable sale information, photographs and a location map are provided at the addendum.

Where appropriate, adjustments were made to the comparables to account for material differences from the subject. The comparables have sale prices which were compared on the basis of unit sale prices, room sale prices and leasable building square foot sale prices.

Our search for improved comparable sales found 8 apartment complex sales in the Pinellas County market that were constructed in the 1980's and sold within the last 12 months. The complexes ranged from 188 units to 354 units in size and had unit sale prices from $39,472 to $70,175. The four comparables that will be cited for comparison well bracket the physical characteristics of the subject property and provide a good indication of market value for the subject property.

Improved comparable 1 is the sale of the Chesapeake apartment complex. The complex is located just west of U.S. Highway 19 in Dunedin and has limited traffic visibility. The complex was constructed in 1985, is overall average quality for the time period it was constructed and has an average unit size of 750 square feet. The property was in overall average condition at the time of sale. There is an ongoing project to replace polyurethane piping in the complex, but appeared to have little or no influence on the purchase price. The sale price was recorded at $13,973,400, but apparently did not include a down payment reported at $1,223,400. The capitalization rate was reported at 8.40% to 8.75% based on actual income projections at the time of sale and 9.0% based on the purchasers annual projections.

(1)Appraisal Institute, The Appraisal of Real Estate, Eleventh
Edition (Chicago: Appraisal Institute, 1996), 297.

Improved comparable 2 is the sale of the Hudson Point apartment complex, formerly known as Post Bay. The complex is located on 4th Street North in Gateway area of St. Petersburg, but has limited traffic visibility. The complex was constructed in 1988, is overall slightly above average quality for the time period it was constructed and has an average unit size of 844 square feet. The property was in overall average condition at the time of sale. The capitalization rate was reported at about 8.0% to 8.65% based on actual income projections at the time of sale.

Improved comparable 3 is the sale of the Cameron Lakes apartment complex. The complex is located just west of U.S. Highway 19 in Clearwater and has limited traffic visibility. The complex was constructed in 1986, is overall average quality for the time period it was constructed and has an average unit size of 1,001square feet. The property was in overall average condition at the time of sale. The capitalization rate was reported at about 8.6% based on actual income projections at the time of sale.

Improved comparable 4 is the sale of the West Port Colony apartment complex. The complex is located just east of 4th Street North in Gateway area of St. Petersburg, but has limited traffic visibility. The complex was constructed in 1989, is overall slightly above average quality for the time period it was constructed and has an average unit size of 813 square feet. The property was in overall average condition at the time of sale. The capitalization rate was reported at about 8.75% to 9.25% based on annual projections. The buyer plans about $2,300,000 in capital improvements to the property and has already made about $200,000 in improvements since the time of purchase.

All of the comparables were adjusted for differences as compared to the subject and have adjusted prices between $51.06 and $62.08 a square foot, between $12,339 and $15,067 a room and between $44,000 and $50,303 a unit. The average adjusted price per square foot is $56.51, the average adjusted price per room is $13,795 and the average adjusted price per unit is $47,747.

Based on the cited comparables, it is our opinion that the subject has an estimated market value, as of the date of the valuation, of about $57.00 a square foot, $13,500 a room and $48,000 a unit.

     202,004 Sq. Ft.     X    $57.00 a Square Foot =$11,514,228
     848 Rooms      X    $13,500 a Room       =$11,448,000
     240 Units      X    $48,000 a Unit       =$11,520,000

The three units of comparison have similar value conclusions and were given roughly equal weight.

 Estimated Value by the Sales Comparison Approach  =  $11,500,000

INCOME CAPITALIZATION APPROACH:

The following is a summary of rental rates for the rent comparables used for comparison. Rent comparable photographs and a rent comparable location map are provided at the addendum of the report.

RENT COMPARABLE COMPARISON CHART

COMP. #   Subject   #1   #2   #3
COMPLEX:  Town Place     Coachman Crossing   Cameron Lakes  Coral
Cove
LOCATION: 2545 NE Coachman    2481 NE Coachman    2550 Stag Run
Blvd 25 N Belcher
UNIT/RENT:
1Bedroom/1Bath
1Bedroom/1Bath
2Bedroom/1Bath
2Bedroom/2Bath 2Bedroom/2Bath
540sf:    $580
720sf:    $600-$640
877sf:    $705-$725
1,045sf: $760-$790
652sf:    $629-$659
748sf:    $705-$719
873sf:    $799-$815
1,078sf: $869-$915
791sf:    $710

1,021sf: $820
1,268sf: $880
550sf: $550
616sf: $619
787sf: $689
936sf: $749

QUALITY:  Average   Average   Average   Average
CONDITION:     Average   Average   Average   Average
YEAR BUILT:    1985 1985 1986 1985
AMENITIES:     Average   Average   Average   Average
CONCESSIONS:   1 Month Free   2 Month Free   1 Month Free   Select
Units
UTILITIES INCLUDED: None None None None
UNITS:    240  218  207  200
VACANCY:  12%  11%  9%   9%

The current asking rent is $580 a month for the Jasmine units, $600 to $640 a month for the Gardenia units, $705 to $725 a month for the Azalea units, and $760 to $790 a month for the Hibiscus units. Rent premiums are charged for washer and dryer hook-ups and view
amenities.   The monthly asking rents for the subject appear to be
in line with the market.

Based on a review of the rent roll provided, monthly rental rates for the Jasmine units in the complex range from a low of $525 to a high of $580, with a mean of $569, a median of $565 and a mode of $565. Rental rates for the Gardenia units range from a low of $525 to a high of $665, with a mean of $607, a median of $605 and a mode of $605. Rental rates for the Azalea units range from a low of $685 to a high of $750, with a mean of $706, a median of $705 and a mode of $705. Rental rates for the Hibiscus units range from a low of $725 to a high of $835, with a mean of $767, a median of $760 and a mode of $755.

In consideration of both the existing rental rates and current asking rates, market rent for the small one-bedroom units is estimated at $575, market rent for the large one-bedroom units is estimated at $610, market rent for the small two-bedroom units is estimated at $710 and market rent for the large two-bedroom units is estimated at $775.

Vacancy and expense information is based on an operating history for the subject property and supported with data gathered on comparable properties in the Tampa Bay area. The projected stabilized market vacancy and collection loss is estimated at 7%, with other income of 3%. Total expenses are estimated at $3,877 a unit or 49.3% of effective gross income.

As follows is the reconstructed operating statement for 2001, the budget for 2002 and our estimated annual income and expense for the
projection period.   The projected income and expense figures are
consistent with figures found in the direct capitalization analysis.

Investors are currently purchasing well-maintained apartment complexes at capitalization rates of about 8.0% to 9.25%. A survey in the Fourth Quarter 2001 issue of Valuation Insights & Perspectives, published by the Appraisal Institute, indicates required capitalization rates for apartment properties between 7.5% and 10.0%. Capitalization rates were available for all four improved comparables used in the sales comparison approach. Improved comparable 1 had a capitalization rate at about 8.40% to 8.75%, improved comparable 2 had a capitalization rate at about 8.0% to 8.65%, improved comparable 3 had a capitalization rate at about 8.6% and improved comparable 4 had a capitalization rate of about 8.75% to 9.25%. The capitalization rates for improved comparables 1 through 3 were based on actual income projections at the time of sale. The capitalization rate for the improved comparable 4 was based on projected income by the purchaser after consideration for proposed improvements to the property .

Conversations with area lenders indicated that financing could be obtained for a property such as the subject at an interest rate of about 7.25% fixed. The typical loan is amortized over 25 years with a three to five-year balloon. The typical loan to value ratio for a property such as the subject is about 75% and the typical required debt coverage ratio is about 1.25. The equity dividend rate for the subject is estimated at 10.00%. The capitalization rate for the subject by both the band of investment and the debt coverage ratio are estimated as follows:

BAND OF INVESTMENTS

Mortgage        0.75  X     0.086737  = 0.065053
Equity          0.25  X     0.100000  = 0.025000
                                       0.090053
       Rounded                                  9.0%

DEBT COVERAGE RATIO

      DCR           LV             MC                     OAR

     1.25           75%         0.086737       =    0.0813 or 8.1%

The capitalization rate for the subject property is estimated at 8.5%.

Based on our analysis, which is summarized on the following page, the indicated value of the subject property at stabilized occupancy by the income capitalization approach is estimated to be:

ESTIMATED VALUE BY THE INCOME CAPITALIZATION APPROACH  $11,300,000

              INCOME CAPITALIZATION APPROACH SUMMARY




RECAPITULATION AND FINAL RECONCILIATION:

       SALES COMPARISON APPROACH        $11,500,000

       INCOME CAPITALIZATION APPROACH        $11,300,000

The sales comparison and income capitalization approaches indicate similar value conclusions and are supported by market evidence.
Therefore, based on the cited market data and the foregoing analysis, the market value of the fee simple interest in the subject is estimated to be:

                     FEE SIMPLE MARKET VALUE
              AS OF THE APRIL 8, 2002 EFFECTIVE DATE
           ELEVEN MILLION FIVE HUNDRED THOUSAND DOLLARS
                          ($11,500,000)


ESTIMATED MARKETING TIME AND EXPOSURE TIME:

We have reviewed the typical marketing times for apartment complexes in the Tampa Bay area, as well as, discussed the marketing time with knowledgeable commercial brokers. If appropriately priced and marketed, the estimated exposure time for the subject property would have been about 3 to 9 months.
Marketing time of the subject property is also estimated at 3 to 9 months.

               ASSUMPTIONS AND LIMITING CONDITIONS

1. The legal description furnished is assumed to be correct. No responsibility is assumed for the accuracy of the legal description, or for matters legal in character nor is any opinion rendered herein as to title which is assumed to be good and merchantable. It is assumed that the property is free and clear of liens and encumbrances.

2. It is assumed that surveys and/or plats furnished to or acquired by the appraiser and used in the making of this report are correct. The appraiser has not made a land survey or caused one to be made and, therefore, assumes no responsibility for their accuracy. Drawings in this report are to assist the reader in visualizing the property and are only an approximation of grounds and/or building plan.

3. Certain data used in compiling this report was given to the appraiser by the client, his counsel, employees, and/or agent, or from other sources believed to be reliable; however, we do not guarantee the correctness of such data and assume no liability or responsibility for its complete accuracy. Should the user of this report be or become aware of conditions that would materially alter the conclusions of this report, the user agrees to immediately notify the appraiser. The appraiser reserves the right to modify the report to consider such conditions.

4. The soil and the area the property being appraised appears to be firm and solid, unless otherwise stated. Subsidence in the area is unknown or uncommon but the appraiser does not warrant against this condition or occurrence.

5. Subsurface rights (mineral and oil) were not considered in making this report, unless otherwise stated. Any riparian rights and/or littoral rights indicated by survey, map or plat are assumed to go with the property unless easements or deeds of record were found by the appraiser to the contrary.

6. The appraiser made a limited visual inspection of the subject property. The appraisal does not constitute an inspection for compliance with building, fire, zoning or ADA requirements. The appraiser assumes that there are no hidden or unapparent conditions of the property, subsoil or structures which would render it more or less valuable than otherwise apparently comparable property. The appraiser assumes no responsibility for such conditions or for engineering which might be required to discover such conditions.

7. Possession of this report, or copy thereof, does not carry with it the right of publication or reproduction nor may it be used by anyone but the client without prior written consent of the client and the appraiser and in any event only in its entirety.

8. This appraisal has been prepared solely for the private use of the client who is listed as the addressee, for the purpose and function intended. No other party is entitled to rely on the information, conclusions or opinions contained herein, without written consent of the appraiser. The appraiser is not responsible for the unauthorized use of this report.

9. It is assumed that the property is in full compliance with all federal, state and local laws and regulations, unless noncompliance is stated, defined and considered in the appraisal report. It is also assumed that any licenses, consents or other administrative approvals, required for the operation of the property, have been or can be obtained and renewed for any use on which the value estimate is based.

10. It is assumed that the property is under responsible ownership and competent management.

11. The appraiser, by reason of this report, is not required to give testimony in court with reference to the property herein appraised nor is he obligated to appear before any governmental body, board or agent unless arrangements have been previously made thereof.

12. The distribution of the total valuation in this report between land and improvements applies only under the existing program of utilization. The separate valuations for land and improvements must not be used in conjunction with any other appraisal and is invalid if so used.

13. Neither all nor any part of the contents of this report will be conveyed to the public through advertising, public relations, news, sales or other media without the written consent and approval of the author, particularly as to the valuation conclusions, the identity of the appraiser or firm with which he is connected, or any reference to the Appraisal Institute, or the MAI designation.

14. We are not expert in determining the presence or absence of hazardous substances, defined as all hazardous or toxic materials, wastes, pollutants or contaminants (including, but not limited to, asbestos, PCB, UFFI, or other raw materials or chemical(s) used in construction, or otherwise present on the property. We assume no responsibility for the studies or analyses which would be required to determine the presence or absence of such substances or for loss as a result of the presence of such substances. The value estimate is based on the assumption that the subject property is not so affected. We do, however, recommend an environmental audit for the subject property.

15. Acceptance and/or use of this appraisal report constitutes acceptance of the data, analysis, assumptions and limiting conditions contained herein.

CERTIFICATE OF APPRAISAL:

I certify that, to the best of my knowledge and belief:

- The statements of fact contained in this report are true and correct.

- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

- I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

- My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

- My reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice; and the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute. Unless otherwise stated herein, the departure provision does not apply.

- William W. Atkinson made a personal inspection of the property that is the subject of this report. Robert E. Riggins did not inspect the property.

- No one provided significant professional assistance to the person signing this report.

- The appraiser has preformed within the context of the competency provision of the Uniform Standards of Professional Appraisal Practice.

- This report was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

- The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

- As of the date of this report, both William W. Atkinson and Robert E. Riggins have completed the requirements of the continuing education program of the Appraisal Institute.

-    This appraisal recognizes the following definition of value:

     Market Value: as defined in Chapter 12, Code of Federal Regulations, Part 34.42(f) is, "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

     1.   buyer and seller are typically motivated;

     2. both parties are well informed or well advised, and acting in what they consider their own best interests;

     3. a reasonable time is allowed for exposure in the open market;

     4. payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

     5. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Based on the cited market data and the foregoing analysis, the market value of the fee simple interest in the subject is estimated to be:

                    FEE SIMPLE MARKET VALUE
             AS OF THE APRIL 8, 2002 EFFECTIVE DATE
          ELEVEN MILLION FIVE HUNDRED THOUSAND DOLLARS
                         ($11,500,000)


Riggins, Atkinson, Combs & Associates, Inc.:



/s/ Robert E. Riggins                /s/ William W. Atkinson
Robert E. Riggins, MAI, SRA, CCIM  William W. Atkinson, MAI, CCIM
President                          Vice President
State-Certified General                 State-Certified General
Appraiser 0000605                       Appraiser 0001221
Did Not Inspect

ADDENDUM

APPRAISAL REPORT OF

Town Place Apartments
A 240-Unit Apartment Complex
2524 NE Coachman Road
Clearwater, Florida  34625

PREPARED FOR

Decade Companies Income Properties, Ltd.
Attention: Jeffrey Keierleber
General Partner of Decade Companies
250 Patrick Boulevard, Suite 140
Brookfield, Wisconsin 53045


TYPE OF REPORT

Limited, Summary


EFFECTIVE DATE

April 8, 2002


BY /s/ Robert E. Riggins

Robert E. Riggins, MAI, SRA
State-certified general real estate appraiser
0000605

/s/ William W. Atkinson
William W. Atkinson, MAI, CCIM
State-certified general real estate appraiser
0001221

RIGGINS, ATKINSON, COMBS & ASSOCIATES, INC.
18840 U.S. HIGHWAY 19 NORTH, SUITE 401
CLEARWATER, FLORIDA 33764
(727) 530-9793
April 17, 2002


Decade Companies Income Properties, Ltd.
Attention: Jeffrey Keierleber
General Partner of Decade Companies
250 Patrick Boulevard, Suite 140
Brookfield, Wisconsin 53045

Re:  Summary Appraisal Report
     Town Place Apartments
     A 240-Unit Apartment Complex
     2524 NE Coachman Road
     Clearwater, Florida  34625

Dear Decade Companies Income Properties, Ltd.:

As requested, we have prepared a summary appraisal on the above captioned property. The purpose of the appraisal is to estimate the market value of the subject property in "as is" condition. Market value is defined in the certificate of the appraisal.

This report is the result of a limited appraisal process in that certain allowable departures from the specific guidelines of the Uniform Standards of Professional Appraisal Practice (USPAP) were invoked. This is a Limited Appraisal because it relies solely on the Sales Comparison and Income Capitalization Approaches. The intended user of this report is warned that the reliability of the value conclusion provided may be impacted to the degree there is departure from specific guidelines of USPAP.

Both the appraisal report and attached addenda that accompany this letter describe the approaches to value used and contain the data, analysis, assumptions and limiting conditions on which the value conclusions have been based. The assumptions and limiting conditions of the report are included in the text.

Based on the cited data and analysis contained within the appraisal report, attached addenda, and appraisal file, it is our opinion and conclusion that the market value of the subject property, is estimated at:

                     FEE SIMPLE MARKET VALUE
              AS OF THE APRIL 8, 2002 EFFECTIVE DATE
           ELEVEN MILLION FIVE HUNDRED THOUSAND DOLLARS
                          ($11,500,000)

Respectfully submitted:


/s/ Robert E. Riggins              /s/ William W. Atkinson
Robert E. Riggins, MAI, SRA, CCIM  William W. Atkinson, MAI, CCIM
President                     Vice President
State-Certified General            State-Certified General
Appraiser 0000605                  Appraiser 0001221
Did Not Inspect

NEIGHBORHOOD MAP

[Picture not filed]

TAX MAP

[picture not filed]

SUBJECT PHOTOGRAPHS

[pictures not filed]

SUBJECT PROPERTY - FACING SOUTHEAST
FROM NE COACHMAN ROAD


SWIMMING POOL AND SURROUNDING APARTMENTS


TENNIS COURTS


APARTMENT BUILDINGS AND PARKING AREA


INTERIOR OF APARTMENT UNIT

INTERIOR OF APARTMENT UNIT


NE COACHMAN ROAD - FACING EAST


NE COACHMAN ROAD - FACING WEST

IMPROVED COMPARABLE NO. 1:

[pictures not filed]

Chesapeake Apartments
2307 Cumberland Road

PARCEL NUMBER:  30-28-16-00000-210-0300

DATE:               December 2001

GRANTOR:            Phoenix Life Insurance Company

GRANTEE:            Chesapeake Apartment

O.R. BOOK & PAGE:        11756/2549

SALE PRICE:         $15,196,800 ($13,973,400 -Recorded)

FINANCING:          1st KeyBank National Association $12,750,000

DESIGN:             Garden

CONSTRUCTION:       Frame, Average Cost

CONDITION:          Average for Age

UNIT MIX: No.                                Total
          Units     Rms/Bd/Ba      Sq. Ft.   Sq. Ft.

            96      3/1/1        600 -  796  =      59,616
            80      3/1/1        662 -   835 =      53,680
            64      3/1/1             718    =      45,952
            88      4/2/2        911 -   926 =      80,828
            26      4/2/2             980    =      25,480
          354            1,176 Rooms     750 SF   265,556

YEAR BUILT:         1985

RENTABLE BUILDING AREA:  265,556 Square Feet

AVERAGE UNIT SIZE:       750 Square Feet

AMENITIES:               Lakes, Swimming Pool, Tennis and
                         Racquetball Courts, and Clubhouse

PROJECT SIZE:       354 Units/27.50 Acres/12.87 u.p.a.

UNIT VALUES:

     $ Per Unit          $42,929

     $ Per Room          $12,922

     $ Per Square Foot        $57.23

     O.A.R.              8.40% to 8.75%

COMMENTS:

The actual sale price for the apartment complex was not disclosed, but was reported to be above the $13,973,400 recorded sale price and in the low $40,000 a unit price range. There was a reported down payment of $1,223,400, which down payments are not always reflected in the recorded sale prices. For analysis, the down payment has been added to the recorded sale price, which indicates a price of $42,928 a unit, which is consistent with the confirmation. The property was believed to be a stabilized occupancy at the time of sale with typical deferred maintenance and an ongoing project to replace polybutylene piping. The capitalization rate was reported at 8.40% to 8.75% based on actual income projections at the time of sale and 9.0% based on the purchasers annual projections.

IMPROVED COMPARABLE NO. 2:

[pictures not filed]


Hudson Point
(formerly known as Post Bay)
11901 4th Street North

PARCEL NUMBER:  07-30-17-72696-001-0010

DATE:               February 2002

GRANTOR:            Post Apartment Homes, LP

GRANTEE:            Hudson Asset Management Ltd

O.R. BOOK & PAGE:        11820/2223

SALE PRICE:         $18,100,000

FINANCING:          First National Bank of Florida $14,450,000

DESIGN:             Garden

CONSTRUCTION:       Frame, Average+ Cost

CONDITION:          Average for Age

UNIT MIX: No.                 Total
          Units     Rms/Bd/Ba      Sq. Ft.   Sq. Ft.

            48      2/1/1             558    =      26,784
            72      3/1/1             750    =      54,000
            72      3/1/1             630    =      45,360
            48      4/2/1             970    =      46,560
            12      4/2/2           1,150    =      13,800
            60      4/2/2           1,280    =      76,800
          312            1,008 Rooms       844 SF      263,304

YEAR BUILT:         1988

RENTABLE BUILDING AREA:  263,304 Square Feet

AVERAGE UNIT SIZE:       844 Square Feet

AMENITIES:          Swimming Pool and Clubhouse with Fitness
                    Facility

PROJECT SIZE:       312 Units/12.83 Acres/24.32 u.p.a.

UNIT VALUES:

     $ Per Unit          $58,013

     $ Per Room          $17,956

     $ Per Square Foot        $68.74

     O.A.R.              8.0% to 8.65%

COMMENTS:

The capitalization rate was reported at about 8.0% to 8.65% based on actual income projections at the time of sale.

IMPROVED COMPARABLE NO. 3:

[picture not filed]

Cameron Lakes
2550 Stag Run Boulevard

PARCEL NUMBER:  06-29-16-00000-440-0100

DATE:               December 2001

GRANTOR:            Archstone-Smith Operating Trust

GRANTEE:            Cameron Lakes Multihousing Limited Partnership

O.R. BOOK & PAGE:        11743/2284

SALE PRICE:         $12,250,000

FINANCING:          Holliday Fenoglio Fowler, L.P. $10,125,000

DESIGN:             Garden

CONSTRUCTION:       Frame\Masonry, Average Cost

CONDITION:          Average for Age

UNIT MIX: No.                                Total
          Units     Rms/Bd/Ba      Sq. Ft.   Sq. Ft.

            56      3/1/1             791    =      44,296
            28      3/1/1             876    =      24,528
            56      4/2/1           1,021    =      57,176
            28      4/2/2           1,106    =      30,968
            10      4/2/2           1,268    =      12,680
             5      4/2/2           1,340    =       6,700
             4      4/2/1.5         1,090    =       4,360
             8      4/2/2           1,250    =      10,000
             8      4/2/2           1,269    =      10,152
             4      5/3/2           1,588    =       6,352
          207            748 Rooms      1,001 SF       207,212

YEAR BUILT:         1986

RENTABLE BUILDING AREA:  207,212 Square Feet

AVERAGE UNIT SIZE:       1,001 Square Feet

AMENITIES:               Lake, Swimming Pool, Racquetball Court,
                         and Clubhouse

PROJECT SIZE:       207 Units/18.22 Acres/11.36 u.p.a.

UNIT VALUES:

     $ Per Unit          $59,179

     $ Per Room          $16,377

     $ Per Square Foot        $59.12

     O.A.R.              8.60%

COMMENTS:

The sale price and capitalization rate were based on a 6% vacancy and collection loss and operating expenses of $821,742 or $3,970 a unit, including reserves.

IMPROVED COMPARABLE NO. 4:
[picture not filed]

West Port Colony
190 112th Avenue North

PARCEL NUMBER:      18-30-17-11306-001-0020

DATE:               August 2001

GRANTOR:            West Port St. Petersburg, Inc.

GRANTEE:            West Port Colony Apartments

O.R. BOOK & PAGE:        11504/0392

SALE PRICE:         $16,200,000

FINANCING:          Cash

DESIGN:             Garden

CONSTRUCTION:       Frame, Average-Good Cost

CONDITION:          Average for Age

UNIT MIX: No.                                Total
          Units     Rms/Bd/Ba      Sq. Ft.   Sq. Ft.

            72      3/1/1             550    =      39,600
            34      3/1/1             677    =      23,018
            86      3/1/1             782    =      67,252
            48      4/2/2             918    =      44,064
            48      4/2/2             970    =      46,560
            24      4/2/2           1,145    =      27,974
            12      5/3/2           1,280    =      15,360
          324            1,116 Rooms       813 SF       263,334

YEAR BUILT:         1989

RENTABLE BUILDING AREA:  263,334 Square Feet

AVERAGE UNIT SIZE:       813 Square Feet

AMENITIES:          Swimming Pool, Spa, Tennis Courts, Racquetball
                    Court and Clubhouse with Fitness Facility

PROJECT SIZE:       324 Units/26.69 Acres/12.14 u.p.a.

UNIT VALUES:

     $ Per Unit          $50,000

     $ Per Room          $14,516

     $ Per Square Foot        $61.52

     O.A.R.              8.75%-9.25%

COMMENTS:

The capitalization rate was reported at about 8.75% to 9.25% based on the purchasers annual projections. The capitalization rate based on actual income projections was lower. The buyer plans about $2,300,000 in capital improvements to the property and has already made about $200,000 in improvements since the time of purchase.

IMPROVED COMPARABLE LOCATION MAP

[picture not filed]

RENT COMPARABLE #1

[picture not filed]

RENT COMPARABLE #2

[picture not filed]

RENT COMPARABLE #3

[picture not filed]

RENT COMPARABLE LOCATION MAP

[picture not filed]


[Item 12(c)(3)]

[THE VALUATIONS GROUP LETTERHEAD]

April 23, 2002


Decade Companies Income Properties
250 Patrick Blvd.
Suite 140
Brookfield, WI 53045-5864

Gentlemen:

The Valuations Group, Inc. ("TVG") has been advised by the General Partner ("the General Partner") of Decade Companies Income Properties (the "Partnership") that the Partnership and Jeffrey L. Kierleber (the "Offerors"), severally and not jointly, will offer to acquire up to 7,700 units of limited partnership interest (the "Offer") in the Partnership at a price of $895 per Interest (the "Offer Price").

The General Partner has requested that TVG evaluate and provide an opinion as to the fairness of the Offer Price, from a financial point of view, to the Limited Partners. In arriving at the opinion set forth below, we have:

     Reviewed  the tender offer documentation (the "Offering
Document") describing the terms of the Offer and the method for determining the Offer Price.

     Reviewed written limited appraisal reports prepared by Riggins, Atkinson, Combs & Associates, Inc. for each of the
Partnership's two remaining properties, Pelican Sound Apartments and Town Place Apartments (the "Properties").

     Reviewed the operating history and audited financial statements of the Partnership for the year ended December 31, 2001 as summarized on Form 10-KSB filed with the Securities and Exchange Commission (the "SEC").

     Reviewed relevant provisions of the Amended and Restated
Limited Partnership Agreement dated September 30, 1996.

     Discussed the Offer, the Partnership's history and future outlook with the senior management.

     Reviewed published data regarding transactions of limited partnership interests in the informal partnership secondary market for interests in other limited partnerships.

     Performed other analyses and inquiries as deemed relevant and appropriate.

In rendering this opinion, TVG relied, without independent verification, on the accuracy and completeness of all appraisal, financial and other information contained in the Offering Document or that was otherwise furnished by the General Partner or the Partnership. TVG has not endeavored to make an independent assessment, evaluation or appraisal of the assets and liabilities of the Partnership nor has it physically inspected the Properties. In addition, TVG has relied on the representations of the Partnership and the General Partners that any and all financial and appraisal information provided to us was prepared in good faith and reflects the best information available as of the date of the Opinion; that no material changes have occurred in the value of the Properties between April 8, 2002 and the date of this Opinion; and that the Partnership and the General Partners are not aware of any information or facts regarding the Partnership or the Properties that would cause the information supplied to TVG to be incomplete or misleading in any manner.

TVG has not been requested to, nor did it: (i) make any recommendation to the Limited Partners or the General Partner as to the merits of the Offer or as to whether any limited partner should reject or accept the Offer; (ii) determine the amount of the Offer Price (the terms of the Offer, including determination of the amount of the Offer Price to be paid were solely derived by the Offerors); (iii) opine as to the decision to proceed with the Offer, alternatives to the Offer or the tax impact of the Offer on the Limited Partners in the Partnership; or (iv) whether or not alternative methods of determining the Offer Price would have also provided fair results or results substantially similar to that method used. Our opinion is based upon circumstances and conditions as they existed and could be reasonably evaluated on the date of the Opinion. The Opinion should not be construed as assurance that the Offer would provide the highest possible price to the limited partners electing to sell their interests in the Partnership, rather that the Offer Price to be paid to the limited partners electing to sell their interests in the Partnership in connection with the Offer is adequate based upon the information supplied to and analyzed by TVG. Events occurring after the date of the Opinion could materially affect the assumptions used in preparing this opinion.

In rendering the Opinion, TVG was most influenced by the following considerations:

1. Based on TVG's analysis, the Offer Price represents a discount of 32% to the value of the Partnership's remaining adjusted net assets as of December 31, 2001 (estimated at $1,305 per unit) assuming a sale of the Partnership's remaining two properties at their April 2002 appraised values. This level of discount is consistent with the results of the 2001 Discount Study published by Partnership Profiles, Inc. which indicated that equity partnerships reporting moderate to high debt levels and making distributions traded at an average discount of 26% during the two month period ending May 31st, 2001. TVG believes the additional discount spread is warranted due to substantial uncertainty regarding the Partnership's future liquidation plans (see item #4 below) as well as the Partnership's cash flow yield characteristics.

2. Although TVG has not independently appraised, evaluated or otherwise assessed the Properties for purposes of rendering the Opinion, TVG has reviewed the appraisals and believes the methodology, key assumptions, and resulting conclusions to be reasonable and the documentation adequate.

3. The Offer Price is higher, by a substantial margin, than any recently reported secondary transactions involving interests in the Partnership. The General Partner has reported to TVG several transactions (most occurring with related parties) occurring since January 1999 at prices ranging from $550 - $600 per unit.

4. Although the General Partner has indicated the potential for a near term liquidation of the Partnership, it has not yet clearly enunciated an exit strategy and, in fact, has indicated it may elect to pursue additional tax deferred exchange transactions rather than selling the Partnership's remaining properties and distributing the proceeds to Limited Partners. As such, there currently exists substantial uncertainty as to the Partnership's remaining holding period and future asset
composition    thereby limiting the likelihood that significant
buyside interest will develop in the near term to compete with the Offer.

5. The Offer Price will not require payment of a brokerage commissions or transfer fees, resulting in a potential cost savings to limited partners who might otherwise chose to sell their interests through a third-party broker engaged in the partnership re-sale market.

Based upon and subject to the foregoing, it is TVG's opinion that, as of the date of the information considered in this analysis, the Offer Price is fair, from a financial point of view, to the Partnership's limited partners who elect to sell their interests in the Partnership pursuant to the Offer.

Respectfully Submitted,

/s/ Michael D. Phelan

The Valuations Group, Inc.
By: Michael D. Phelan, as its President

[Correspondence Exhibits with SEC]

[Letterhead of Quarles & Brady LLP]

April 24, 2002

VIA FACSIMILE AND EDGAR

Julia E. Griffith, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC  20549
Dear Ms. Griffith:

This letter is written in response to your letter dated April 17, 2002.

Each of your comments is addressed in the order that you presented.

1. In future filings, include the contact information required by Schedule TO on your cover page.

Response 1: In the future, on all of our Schedule TOs we file, we will include the contact information, as well. We apologize for inadvertently excluding this. We had previously sent a cover letter with the filings to the SEC and had hoped that this would have served the same purpose.

2.   Please confirm that you intend to comply with Rule 13e-3.
If you do intend to comply, substantially revise your document to include disclosure responsive to all of the item requirements of
Schedule 13e-3. In particular, Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. It appears that Jeffrey L. Keierleber, by virtue of his control of the General Partner, as well as the General Partner itself, are filing persons. See Item II.C.4 of the Division of Corporation Finance's "Current Issues and Rule Making Projects" outline, dated July 25, 2000, available on our website at www.sec.gov. Further, note that all filing persons must comply with the requirements of Rule 13e-3 including the fairness determination and recommendation requirements. See Question 5 of SEC Release No. 34-17719 (April 13, 1981). We will comment more fully when we have seen your response.

Response 2: Jeffrey L. Keierleber and the Partnership intend to comply with the requirements of Rule 13e-3. Pursuant to Instruction I of Schedule 13e-3, both Jeffrey L. Keierleber and the Partnership filed independent combined statements on Schedule 13e-3 and TO under cover of a Schedule TO. Pursuant to Instruction J of Schedule TO, the Rule 13e-3 box was properly marked on each Schedule TO. Item 13 of each Schedule TO also contained the additional information required by Schedule 13e-3. However, because of a misunderstanding in the EDGAR filing process, the Schedule TO filings were not filed with a Schedule 13e-3 submission header, but only with Schedule TO submission header. On April 19, 2002, the Schedule TO filings are being filed with the Schedule 13e-3 submission header. Both Jeffrey L. Keierleber and the Partnership comply with the recommendation and fairness determination requirements with the disclosures provided in the sections of the Offer to Purchase entitled "The Offer
Introduction   Background" and "The Offer   Fairness of the
Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights."

Summary Term Sheet

3. You make reference throughout your document to "an unaffiliated March 20 offer of $550 per interest for a limited number of interests". Briefly describe this offer in greater detail, including the name of the party making the offer, and whether or not it is still open.

Response 3: As you will note in the attached supplemental letter, we have described the offer in greater detail, including the name of the party making the offer and whether or not it is still open.

4. Refer to the disclosure concerning withdrawal rights. Please explain how you will prorate your offer and comply with the provisions of Rule 13e-4(f)(5) requiring prompt payment for the securities tendered. We may have further comment when we have read your response.

Response 4: The method of proration is described in detail in the section of the Offer to Purchase entitled "Procedure for Tendering Interests," beginning on page 21. The proration method is in accordance with Rule 13e-4(f)(3) and follows the terms of the Partnership's 1996 tender offer, which was developed with the Staff's assistance. Pursuant to Rule 13e-4(f)(3)(i), the Offer will first accept tenders from Limited Partners who own fewer than 100 Interests and who tender all their Interests. Thereafter, the Offerors will prorate tenders based upon the ratio of the number of Interests tendered by (i) each Limited Partner who owns more than 100 Interests or (ii) Limited Partners who own fewer than 100 Interest, but do not tender all of their Interests, and the total number of Interests tendered under these circumstances. Please see Response 5 regarding complying with Rule 13e-4(f)(5) prompt payment requirements.

5. It does not appear that your proposed means of payment, by sending a check by first class mail up to five days after the expiration date comports with prompt payment. Tell us what consideration you have given to more expeditious payment methods.

Response 5: The Offerors intend to promptly pay for all purchases. In fact, it is hoped that they could deliver a check within one or two days of the Expiration Date. However, in the event of a proration, it might be a little difficult to calculate the numbers and provide for payment. Therefore, the parties have provided for the "by five days." Our hope is that without proration we could actually pay within one or two days. With proration, it could take us two to three days to calculate what amounts are being purchased. Please note our revised disclosure in the supplemental offer where we note this in more detail.

Fairness of the Transaction ... No Appraisal Rights

6. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Item 1010(c) requires that at least a summary of that information be disseminated to option holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7, available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations on the results.

Response 6: See the supplemental letter where we have included a summary of the information. We also note that our pro forma information also included financial information on the results.

Withdrawal Rights

7. In addition to the withdrawal rights described in your documents, please disclose that any Interests you have not accepted for exchange by the fortieth business day after commencement may be withdrawn. See Rule 13e-4(f)(2)(ii).

Response 7: Please see the revised disclosure in the supplemental letter.

Certain Conditions to the Offer

8. Refer to subparagraph (c). You disclose that your offer may be amended or terminated if, in your reasonable judgment, there has been any actual or threatened change in the business, operations or prospects of the company. This appears to include both positive and negative effects on the business. Revise your disclosure to clarify those changes that would allow amendment or termination of the offer.
Response 8: Please see the revised conditions terms in the supplemental letter.

9. The statement that the conditions may be waived by the Offerors "in whole or in part at any time and from time to time in its reasonable discretion" implies that conditions may be waived after expiration. Revise the disclosure to clarify that all conditions, other than regulatory approvals, will be satisfied or waived prior to expiration.

Response 9: Please see the revised terms in the supplemental letter.

Very truly yours,
Quarles & Brady LLP

 /s/Walter J. Skipper
Walter J. Skipper

[Correspondence Exhibits with SEC]

[Letterhead of Quarles & Brady LLP]

April 26, 2002
VIA FACSIMILE AND EDGAR

Julia E. Griffith, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC  20549
Dear Ms. Griffith:
This letter is written in response to your letter dated April
25, 2002.
Each of your comments is addressed in the order that you
presented.
1. It appears that the information called for by Schedule TO and Schedule 13E-3 should be filed as an amendment to those documents rather than as a supplemental letter to interest holders. Please revise your documents accordingly.
Response 1:  We have revised the letter to the Limited
Partners to reflect that the information contained in the letter is an amendment to the Offer to Purchase dated April 8, 2002, rather than a supplemental letter. The letter does alert Limited Partners that they should read the information in the letter, together with the Offer to Purchase. The Schedule TO/13E-3 filing will confirm that the information in the letter amends the Offer to Purchase. The Partnership and other clients of the firm here have previously communicated amendments to offers to purchase with Limited Partners by sending them these types of letters. The SEC has not previously commented on the Partnership's method of communicating the amendments.
Schedule TO-I and Schedule 13e-3
2. The cover page of your filings should reflect the General Partner, Mr. Keierleber, and the Issuer as filing persons. Each filing person must specifically respond to each of the requirements of the schedule.  If the filing person has adopted the conclusions or analysis of another person, the disclosure must so state.  Please revise.
Response 2:  Mr. Keierleber and the Issuer (the Decade
Companies Income Properties (the "Partnership)) independently filed a combined Schedule TO/13e-3, under the Schedule TO and Schedule 13e-3 EDGAR submission headings. Each of the Schedule 13e-3 filings specifically respond to the requirements of Schedule 13e-3 for Mr. Keierleber and the Partnership, respectively.
3.     Please revise your document to include disclosure
responsive to Items 6 and 7 of Schedule 13e-3. See Items 1006 and 1013 of Regulation M-A. In particular, explain the purpose of the transaction with respect to the Company and unaffiliated holders of the partnership, the reasons for entering into the transaction at this time, and the effects of the transaction on the company and the unaffiliated holders. Consider Instruction 1 to Item 1013 of Regulation M-A in drafting your response.
Response 3:  The Offer to Purchase currently includes
disclosures responsive to Items 1006 and 1013 of Regulation M-A.
Item 1006 requires certain disclosures regarding purpose of the transaction and plans or proposals. The Schedule TO/13e-3 filings for Mr. Keierleber and the Partnership incorporate by reference the following portions of the Offer to Purchase in response to Item
1006:  "The Offer   Introduction   Background" which discusses the
purpose of the offer; and "The Offer   Introduction   Post Offer
Plans" which discusses any plans or proposals the Partnership or Mr. Keierleber in response to the requirements of Item 1006(c).
Item 1013 requires certain disclosures regarding purposes, alternatives, reasons and effects of the going-private transaction. The Schedule TO/13e-3 filings for Mr. Keierleber and the Partnership incorporate by reference the following portions of the Offer to Purchase in response to Item 1013: "The Offer
Introduction   Background" which discusses the reasons for the
offer; "The Offer   Introduction   Certain Effects of the Offer"
which discusses certain effects of Offer; and "The Offer   Risk
Factors" which further discusses certain effects of tendering in the Offer. Also, the next amendment to the Schedule TO/13e-3 filings will incorporate by reference the portion Offer to Purchase
entitled "The Offer   Certain Federal Income Tax Consequences"
under this requirement.
4. Disclose both the benefits and the detriments of the transaction to the subject company, the unaffiliated holders and the affiliates.
Response 4:  The benefits and detriments of the transaction to the subject company, the unaffiliated holders and the affiliates can be found in the following portions of the Offer to Purchase:
"The Offer   Introduction   Background," "The Offer   Introduction
  Post Offer Plans," "The Offer   Introduction   Interests of
Certain Persons in the Offer," "The Offer   Introduction   Certain
Effects of the Offer" and "The Offer   Risk Factors."
5. Include a discussion of the effects of the transaction on the General Partner's and Mr. Keierleber's interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.
Response 5:  Please see the revised disclosure in the
amendment letter.
6.     Revise your fairness disclosure to include a discussion
of all of the factors mentioned in Item 1014 of Regulation M-A. If a filing person did not consider one of the factors, the disclosure should reflect that. If a filing person adopted the conclusions of an advisor or another filing person, the disclosure must reflect that as well.
Response 6:  Please see the revised disclosure in the
amendment letter. In addition, some of the factors listed in Instruction 2 to Item 1014 are currently listed in the Offer to Purchase under "Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights." The items are comparable as follows: (i)
current market prices   the Offer to Purchase indicates, on page
18, that the Offerors considered (i) an unaffiliated March 2002
offer of $550 per Interest; and (ii) historical market prices   the
Offer to Purchase indicates that the Offerors considered (g) repurchase prices paid by the Partnership in the last three years and (h) the price paid in secondary market transactions over the last three years.
7. We note your references to the underlying analysis, supporting information and additional information generated in connection with the Appraisal Report. File these materials as exhibits to the Schedule 13e-3. See Items 1015 and 1016 of Regulation M-A. We may have further comment when we have reviewed the material.
Response 7: We intend to file the two appraisal reports as exhibits to the next amendments of the Schedule TO/13e-3 filings for both Mr. Keierleber and the Partnership. All of the information in the Amendment came from these reports.
                                Very truly yours,
                                Quarles & Brady LLP
                                     /s/ Walter J. Skipper
                                Walter J. Skipper